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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 2000

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VICOM, INCORPORATED
(Exact name of registration as specified in its charter)

MINNESOTA	4813	41-1255001
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9449 SCIENCE CENTER DRIVE
NEW HOPE, MINNESOTA 55428
(763) 504-3000
(Address, including zip code, and telephone number,
including area code of registrant's principal executive offices)

STEVEN M. BELL
PRESIDENT
9449 SCIENCE CENTER DRIVE
NEW HOPE, MINNESOTA 55428
(763) 504-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:

MICHELE D. VAILLANCOURT, ESQ.
WINTHROP & WEINSTINE, P.A.
3000 DAIN RAUSCHER PLAZA
MINNEAPOLIS, MINNESOTA 55402
(612) 347-0700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective date registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Shares of Common Stock par value $0.01 per share	3,673,150	$7.50	$27,548,625	$7,273

Shares of Common Stock, par value $0.01 per share, underlying Warrants	8,404,894	$7.50	$63,036,705	$16,642

Totals	12,078,044	$7.50	$90,585,330	$23,915

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Based on the closing price for the common stock on August 4, 2000 as reported on the Pink Sheets LLC's Pink Sheets.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

(Subject to Completion)

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS Issued            , 2000

VICOM, INCORPORATED

12,078,044 Shares of Common Stock

    The selling shareholders are offering up to an aggregate of 12,078,044 shares of our common stock. Of the shares of common stock being offered, (i) 1,073,150 shares are currently owned by shareholders who acquired such shares upon exercise of warrants, (ii) 1,350,000 shares were issued as consideration for the acquisition of Enstar Networking Corporation, (iii) 1,250,000 shares were issued in connection with our purchase of Ekman, Inc. and (iv) 8,404,894 shares may be purchased upon exercise of outstanding warrants, including warrants issued by Vicom to all of its shareholders of record on April 11, 2000.

    We will not receive any proceeds from the sale of common stock by the selling shareholders under this prospectus. However, we will receive proceeds upon the exercise of any warrants. See "Use of Proceeds" on page 8.

    Our common stock is traded on the Pink Sheets LLC's Pink Sheets under the symbol "VICM." On            , 2000, the average of the high and low sales prices of our common stock as reported by the Pink Sheets was $      per share.

    The selling shareholders may offer the shares through public or private transactions, on or off the bulletin board, at prevailing market prices or at privately negotiated prices. The selling shareholders may make sales directly to purchasers or through agents, dealers or underwriters.

    YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS            .

PROSPECTUS SUMMARY

    This summary highlights selected information and does not contain all the information that is important to you. You should carefully read this prospectus and the documents we have referred you to in "Where You Can Find More Information" on page 35 for more information about Vicom and our financial statements. In this prospectus, references to "Vicom," "we," "us" and "our" refer to Vicom, Incorporated and its subsidiaries.

Our Company

    Vicom is the parent corporation of three wholly-owned subsidiaries, Corporate Technologies, USA, Inc. (CTU), MultiBand, Inc. (MultiBand), and Vicom Midwest Telecommunications Systems, Inc. (VMTS). VMTS was not active as of June 30, 2000. Effective December 30, 1998, Vicom acquired the assets of the midwest region of Enstar Networking Corporation, a data cabling and network company. In late 1999, to expand its range of computer product and service offerings, Vicom formed CTU to acquire the stock of Ekman, Inc. Vicom incorporated MultiBand in February 1999 to provide voice, data and video services to residential multi-dwelling units (MDUs). MultiBand is in the start-up phase.

    Vicom has provided clients with telecommunications products and services since its inception in 1975. As of June 30, 2000, we were providing telephone equipment and service to more than 1,000 customers, with approximately 10,000 telephones in service. In addition, CTU provides computer products and services to approximately 3,500 customers. The telecommunications systems we distribute are intended to provide customers with flexible, cost-effective alternatives as compared to systems available from major telephone companies, including those formerly comprising the Bell System, and from other interconnected telephone companies.

    Vicom and CTU provide a full range of voice, data and video communications systems and service, system integration, training and related communication sales and support activities for commercial, professional and institutional customers, most of which are located in Minnesota, North Dakota, South Dakota and Nebraska. Vicom purchases products and equipment from NEC America, Inc. ("NEC"), Cisco Systems, Inc., Nortell Networks Corp., ECI Telecommunications, Inc. ("ECI"), and other manufacturers of communications and electronic products and equipment. We use these products to design telecommunications systems to fit our customers' specific needs and demands.

THE OFFERING

Common stock offered	12,078,044 shares(1)
Common stock to be outstanding after the offering	15,963,163 shares(2)
Use of proceeds	We intend to use the net proceeds from the exercise of the warrants for working capital and other general corporate purposes. See "Use of Proceeds"

(1)
The shares of common stock offered consist of (i) 1,073,150 shares currently owned by shareholders who acquired such shares upon exercise of warrants, (ii) 1,350,000 shares issued as consideration for the acquisition of Enstar Networking Corporation, (iii) 1,250,000 shares issued in connection with our purchase of Ekman, Inc. and (iv) 8,404,894 shares which may be purchased upon exercise of outstanding warrants, including warrants issued by Vicom to all of its shareholders of record on April 11, 2000.

(2)
The information is based on the number of shares of common stock outstanding as of June 14, 2000 and assumes that all of the warrants to purchase 8,404,894 shares were exercised. The number of shares outstanding does not include the following:

•
890,607 shares of common stock issuable upon the exercise of options outstanding as of June 14, 2000 with a weighted average exercise price of $1.45 per share;

•
208,609 shares of unvested restricted stock grants as of June 14, 2000 with a weighted average grant price of $2.10 per share;

•
400,784 shares of common stock reserved for additional option grants under our stock plans as of June 14, 2000; and

•
503,540 shares of common stock issuable upon the conversion of shares (and warrants attached thereto) of our 8% Class A Cumulative Convertible Preferred Stock ("Class A Preferred"), 10% Class B Cumulative Convertible Preferred Stock ("Class B Preferred"), and 10% Class C Cumulative Convertible Preferred Stock ("Class C Preferred") outstanding as of June 14, 2000.

SUMMARY FINANCIAL DATA

				Three Months Ended March 31,
	Years Ended December 31,
Statement of Operations Data:
	1999	1998	1997	2000	1999
				(unaudited)	(unaudited)
Revenues	$20,388,870	$6,458,113	$6,639,026	$9,718,297	$4,646,142
Income (loss) from operations	$(1,682,973)	$(1,222,860)	$225,648	$(886,892)	$66,813
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177	$(1,187,227)	$6,279
Earnings (loss) per share—basic and diluted	$(0.55)	$(0.68)	$0.03	$(0.29)	$—
Weighted average shares out- standing—basic and diluted	3,821,978	2,129,387	2,098,944	4,182,776	3,371,387
	As of March 31, 2000
Balance Sheet Data:	Actual	As Adjusted(1)
	(unaudited)	(unaudited)
Cash	$715,174	$66,404,806
Total assets	$12,095,195	$77,784,827
Working capital (deficit)	$(2,277,786)	$63,411,846
Total liabilities	$10,386,439	$10,386,439
Total stockholders' equity	$1,708,756	$67,398,388

(1)
The As Adjusted column gives effect to the exercise of all warrants to purchase the shares of common stock covered by this prospectus and the application of the net proceeds from the exercise of the warrants, after deducting our estimated offering expenses. See "Use of Proceeds" and "Capitalization."

RISK FACTORS

    Our operations and our securities are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, the business, financial condition or operating results of Vicom and the trading price or value of our common stock could be materially adversely affected.

Net Losses

    Vicom had net losses of $1,187,227 for the quarter ended March 31, 2000, $2,063,634 for the fiscal year ended December 31, 1999 and $1,443,748 for the fiscal year ended December 31, 1998. Vicom may never be profitable.

    The prolonged effects of generating losses without additional funding may restrict our ability to pursue our business strategy. Unless our business plan is successful, an investment in our common stock may result in a complete loss of an investor's capital.

    If we cannot achieve profitability from operating activities, we may not be able to meet:

  •
  our capital expenditure objectives;

  •
  our debt service obligations; or

  •
  our working capital needs.

Dependence on Asset-Based Financing

    Vicom currently depends on asset-based financing to purchase product, and we cannot guarantee that such financing will be available in the future. Furthermore, we may need additional financing to support the anticipated growth of our MultiBand subsidiary. We cannot guarantee that we will be able to obtain this additional financing.

Deregulation

    Several regulatory and judicial proceedings have recently concluded, are underway or may soon be commenced that address issues affecting operations and those of our competitors, which may cause significant changes to our industry. We cannot predict the outcome of these developments, nor can we assure you that these changes will not have a material adverse effect on us. Historically, Vicom has been a reseller of products and services, not a manufacturer or carrier requiring regulation of its activities. Pursuant to Minnesota statutes, our MultiBand activity is specifically exempt from the need to tariff our services in MDUs. However, the Telecommunications Act of 1996 provides for significant deregulation of the telecommunications industry, including the local telecommunications and long-distance industries. This federal statute and the related regulations remain subject to judicial review and additional rule-makings of the Federal Communications Commission, or FCC, making it difficult to predict what effect the legislation will have on us, our operations, and our competitors.

Dependence on Strategic Alliance

    Vicom has a distribution agreement with NEC, its main supplier of telecommunication products, which expires June 30, 2001. An interruption or substantial modification of Vicom's distribution relationship with NEC could have a material adverse affect on Vicom's business, operating results and financial condition.

Attraction and Retention of Employees

    Vicom's success depends on the continued employment of certain key personnel, including executive officers. If Vicom were unable to continue to attract and retain a sufficient number of qualified key personnel, its business, operating results and financial condition could be materially and adversely affected. In addition, Vicom's success depends on its ability to attract, develop, motivate and retain highly skilled and educated professionals with a wide variety of management, marketing, selling and technical capabilities. Competition for such personnel is intense and is expected to increase in the future.

Intellectual Property Rights

    Vicom relies on a combination of trade secret, copyright, and trademark laws, license agreements, and contractual arrangements with certain key employees to protect its proprietary rights and the proprietary rights of third parties from which Vicom licenses intellectual property. If it was determined that Vicom infringed the intellectual property rights of others, it could be required to pay substantial damages or stop selling products and services that contain the infringing intellectual property, which could have a material adverse effect on Vicom's business, financial condition and results of operations. Also, there can be no assurance that Vicom would be able to develop non-infringing technology or that it could obtain a license on commercially reasonable terms, or at all. Vicom's success depends in part on its ability to protect the proprietary and confidential aspects of its technology and the products and services it sells. There can be no assurance that the legal protections afforded to Vicom or the steps taken by Vicom will be adequate to prevent misappropriation of Vicom's intellectual property.

Variability of Quarterly Operating Results; Seasonality

    Variations in Vicom's revenues and operating results occur from quarter to quarter as a result of a number of factors, including customer engagements commenced and completed during a quarter, the number of business days in a quarter, employee hiring and utilization rates, the ability of customers to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant portion of Vicom's expenses are relatively fixed, a variation in the number of customer projects or the timing of the initiation or completion of projects could cause significant fluctuations in operating results from quarter to quarter. Further, Vicom has historically experienced a seasonal fluctuation in its operating results, with a larger proportion of its revenues and operating income occurring during the third quarter of the fiscal year.

Restrictions on Transferability

    There currently is a very limited market for Vicom's common stock. An investor may thus be required to retain his or her investment in Vicom's common stock for an indefinite period of time and may not be able to liquidate his or her investment in the event of an emergency or for any other reasons. Trading in the common stock currently is conducted in the Pink Sheets LLC's Pink Sheets. Because the common stock has historically traded at prices of less than $5.00 per share, it is subject to the provisions of Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Penny Stock Rules"), which impose additional sales practice requirements on broker-dealer trading such common stock. For transactions covered by the Penny Stock Rules, a broker-dealer must make a special suitability determination for the purchasers and obtain the purchaser's written consent to the transaction prior to sale. Consequently, the Penny Stock Rule may adversely affect the ability of broker-dealers and Vicom's shareholders to sell Vicom's common stock. Moreover, even if an exemption from registration or registration is available for the resale of any of the common stock, there can be no assurance that there will be a market for the common stock.

Certain Anti-Takeover Effects

    Vicom is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of Vicom. These anti-takeover statutes may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Vicom's securities, or the removal of incumbent management.

Control by Certain Shareholders

    As of June 14, 2000, Vicom's four principal shareholders together owned 8,041,061 outstanding shares of Vicom's common stock, representing 67.9% of all of such outstanding shares. Accordingly, such shareholders will be able to exercise significant control over Vicom's affairs including, but not limited to, the election of directors.

Year 2000 Compliance

    Vicom's internal computer applications are all year 2000 compliant. Vicom sells computer and telephone products to customers pursuant to non-exclusive agency or distribution relationships. While, as an agent, we cannot make representations regarding the year 2000 readiness of our suppliers, the actual year 2000 impact to our base of customers was minimal and immaterial in the first quarter of 2000.

Use of Proceeds of Exercised Warrants

    Vicom intends to use the proceeds from the exercise of the warrants for working capital and other general corporate purposes. If our management does not effectively use such proceeds, our stock price could decline.

Volatility of Vicom's Common Stock

    The trading price of our common stock has been and is likely to be volatile. The stock market has experienced extreme volatility and this volatility has often been unrelated to the operating performance of particular companies. We cannot be sure that an active public market for our common stock will continue after this offering. Investors may not be able to sell the common stock at or above the price they paid for their common stock or at all. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions.

Future Sales of Our Common Stock May Lower Our Stock Price

    If our existing shareholders sell a large number of shares of our common stock, the market price of the common stock could decline significantly. The perception in the public market that our existing shareholders might sell shares of common stock could depress our market price. Immediately after this offering, based on the number of shares outstanding as of June 14, 2000, and assuming all of the warrants are exercised, approximately 15,963,163 shares of our common stock will be outstanding. Of those shares, approximately 13,730,075 will be freely tradable on the public market (which includes the 12,078,044 shares offered under this prospectus). The remaining 2,233,088 outstanding shares, or 14.0%

of our total outstanding shares, will become available for resale in the public market as shown on the chart below.

Number of Shares	Date of First Availability for Sale
935,964	October 15, 2000, subject (in certain circumstances) to volume limitations
350,000	December 2000, subject (in certain circumstances) to volume limitations
3,000	February 2001, subject (in certain circumstances) to volume limitations
677,500	March 2001, subject (in certain circumstances) to volume limitations
264,144	April 2001, subject (in certain circumstances) to volume limitations
2,480	June 2001, subject (in certain circumstances) to volume limitations

FORWARD-LOOKING STATEMENTS

    This registration statement and related prospectus contains forward-looking statements within the meaning of federal securities law. Terminology such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue," "predict," or other similar words, identify forward-looking statements. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the industries in which we operate, as well as the industries we service, and our business and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in "Risk Factors."

USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders under this prospectus. However, we will receive proceeds from the exercise of the warrants, estimated at $65,689,632 after payment of the offering expenses. We have agreed to pay all of the expenses related to this offer, including selling agent fees, estimated to be approximately $5,328,928.

    We expect to use the net proceeds from the exercise of the warrants primarily for working capital and other general corporate purposes, including expenditures for sales and marketing and fixed assets and inventory. No specific amount has been allocated to any particular purpose. Pending these uses, we intend to invest the net proceeds of this offering in investment grade, interest-bearing securities.

DIVIDEND POLICY

    We have never paid cash dividends on our common stock, nor do we have plans to do so in the foreseeable future. The declaration and payment of any cash dividends on our common stock in the future will be determined by our Board of Directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition.

    The holders of our Series A Cumulative Convertible Preferred Stock are entitled to receive a cumulative dividend of 8% per year, payable quarterly, and the holders of our Series B and Series C Preferred Stock are entitled to receive cumulative dividends of 10% per year, payable monthly.

CAPITALIZATION

    The following table sets forth our consolidated capitalization as of March 31, 2000, and our capitalization as adjusted to reflect the issuance and sale of 8,404,894 shares of common stock upon exercise of the warrants and the application of the resulting net proceeds. See "Use of Proceeds." You should read this table together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included elsewhere in this prospectus.

	March 31, 2000
	Actual	As Adjusted
	(unaudited)	(unaudited)
Preferred stock:
8% Class A cumulative convertible—no par value (issued and outstanding—2,550 shares, actual and as adjusted)	$23,638	$23,638
10% Class B cumulative convertible—no par value (issued and outstanding—37,550 shares, actual and as adjusted)	$359,893	$359,893
Common stock—no par value (issued 5,920,945 shares; outstanding 5,721,006 shares, actual, and issued 14,325,839 shares; outstanding 14,125,900 shares, as adjusted)	$6,406,651	$72,096,283
Options and warrants	$217,028	$217,028
Unamortized compensation	$(234,004)	$(234,004)
Accumulated deficit	$(5,064,450)	$(5,064,450)

SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our financial statements including the accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data as of December 31, 1999 and 1998 and March 31, 2000 and for each of the three years in the period ended December 31, 1999 and the three months ended March 31, 1999 and 2000 have been derived from our financial statements and accompanying notes contained in this prospectus. The Statement of Operations Data for the years ended December 31, 1996 and 1995 and the Balance Sheet Data at December 31, 1997, 1996 and 1995 have been derived from our audited financial statements which are not contained in this prospectus.

	Years Ended December 31,					Three Months Ended March 31
Statement of Operations Data
	1999	1998	1997	1996	1995	2000	1999
						(unaudited)	(unaudited)
Revenues	$20,388,870	$6,458,113	$6,639,026	$5,514,532	$6,378,838	$9,718,297	$4,646,142
Cost of products and services	$16,247,898	$4,841,111	$4,095,990	$3,929,573	$4,750,024	$7,806,508	$3,387,328
Gross profit	$4,140,972	$1,617,002	$2,543,036	$1,584,959	$1,628,814	$1,911,789	$1,258,814
% of revenues	20.3%	25.0%	38.3%	28.7%	25.5%	19.7%	27.1%
Selling, general and administrative expenses	$5,823,945	$2,839,862	$2,317,388	$2,617,620	$1,515,090	$2,798,681	$1,192,001
% of revenues	28.6%	44.0%	34.9%	47.5%	23.8%	28.8%	25.7%
Income (loss) from operations	$(1,682,973)	$(1,222,860)	$225,648	$(1,032,661)	$113,724	$(886,892)	$66,813
Other expense (income), net	$139,461	$170,888	$141,471	$108,130	$(374,686)	$300,335	$60,534
Income (loss) before income taxes	$(1,822,434)	$(1,393,748)	$84,177	$(1,140,791)	$488,410	$(1,187,227)	$6,279
Income tax provision	$241,200	$50,000	$28,000	$—	$352,000	$—	$—
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177	$(1,140,791)	$136,410	$(1,187,227)	$6,279
Earnings (loss) per share—basic and diluted	$(0.55)	(0.68)	$0.03	(0.55)	$0.06	$(0.29)	$—
Weighted average shares outstanding	3,821,978	2,129,387	2,098,944	2,084,279	2,107,020	4,182,776	3,371,387
	December 31,
						March 31, 2000
Balance Sheet Data	1999	1998	1997	1996	1995
						(unaudited)
Working capital (deficiency)	$(2,882,907)	$(43,161)	$376,568	$(215,585)	$971,028	$(2,277,786)
Total assets	$12,598,745	$6,630,917	$4,418,239	$3,994,584	$4,596,536	$12,095,195
Long-term debt	$926,821	$826,490	$674,436	$324,600	$207,482	$732,756
Stockholders' equity	$1,026,344	$689,775	$973,792	$892,615	$2,036,493	$1,708,756

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Three Months Ended March 31, 2000 and March 31, 1999

Revenue

    Revenue increased 109% to $9,718,297 in the quarter ended March 31, 2000 as compared to $4,646,142 in the quarter ended March 31, 1999. This increase in revenue is directly attributed to Vicom's acquisition of Ekman, Inc. in late 1999. In the quarter ended March 31, 2000, the Vicom and CTU business segments (operated separately in 1999) were operated as one business unit. Vicom's subsidiary, MultiBand, had no revenues in the quarter ended March 31, 2000.

Gross Profit

    Vicom's gross profit increased 52% or $652,975 to $1,911,789 for the quarter ended March 31, 2000 as compared to $1,258,814 for the same quarter last year. The gross profit increase is due to the aforementioned acquisition of Ekman, Inc. For the quarter ended March 31, 2000, as a percent of total revenues, gross profit was 19.7% as compared to 27.1% for the same period last year. The decrease in gross profit percentage is due to increased sales of personal computer products, which have lower gross profits than Vicom's traditionally based telephone equipment sales.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses increased 135% to $2,798,681 in the quarter ended March 31, 2000 as compared to $1,192,001 in the same period last year. Selling, general and administrative expenses were, as a percentage of revenues, 28.8% for the period ended March 31, 2000 and 25.7% for the similar period a year ago. This increase in expenses is primarily related to increased payroll due to acquisitions and start-up expenses for MultiBand.

Interest Expense

    Interest expense was $166,647 for the quarter ended March 31, 2000 as compared to $47,055 for the same period a year ago, reflecting an increased Vicom debt load due to acquisition-related debt and increased bank borrowings.

Net Income (Loss)

    In the first quarter of 2000, Vicom incurred a net loss of $1,187,227 compared to net income of $6,279 for the first quarter of 1999.

Years Ended December 31, 1999 and December 31, 1998

Revenue

    Vicom revenues increased by $13,930,757 from $6,458,113 in fiscal 1998 to $20,388,870, an increase of 216%. This increase was caused by the acquisition of the Midwest assets of Enstar Networking Corporation for twelve months and the purchase of Ekman, Inc. for two months leading to the creation of Corporate Technologies, USA, Inc.

    From January 1 to November 1, 1999, Vicom's revenues came from one segment, which included stand-alone and integrated voice, video, and data networking technology products and services. With the acquisition of Ekman, Inc., Vicom added the segment, as of November 1, 1999, which sells computer technologies products and services. Voice, video and data networking revenues equaled $15,567,482 for the fiscal year ended December 31, 1999. Computer product revenues totaled $4,821,388 for the fiscal year ended December 31, 1999.

Gross Profit

    Gross profit represents revenue less the cost of products and services. Gross profit, as a percent of revenue, was 20.3% in 1999 versus 25.0% in 1998. Decreased margins in 1999 reflect an increase in computer sales which have a lower margin than Vicom's traditional voice sales.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses increased by $2,984,083, or 105%, from $2,839,862 in fiscal 1998 to $5,823,945 in fiscal 1999. Again, the increase in selling, general and administrative expenses is primarily attributable to increased revenues and staffing due to two acquisitions. Vicom, using the Black Scholes pricing models, expensed $6,000 in 1999 for the fair value at the date of grant of 566,050 warrants to purchase Vicom common stock issued to various investors at prices ranging from $0.75 to $3.00 per share.

Interest Expense

    Interest expense increased by $81,794 (45%) from $180,434 in fiscal 1998 to $262,228 in fiscal 1999. This expense increase is due to increased borrowing under a note and security agreement with Wells Fargo Business Credit dated June 1999 and due to notes payable to investors that were issued in October 1999.

Income Tax

    The income tax provision in 1999, 1998, and 1997 reflects adjustments to the valuation allowance of net deferred tax assets resulting from net operating loss carryforwards.

Net Losses

    Vicom experienced net losses of $2,063,634 and $1,443,748 for the fiscal years ended December 31, 1999 and December 31, 1998, respectively.

Years Ended December 31, 1998 and December 31, 1997

Revenue

    Revenue decreased approximately $181,000, or 3% to $6,458,113. Revenue from sales of telephone and voice mail systems (including installation) were $4,086,000 in 1998 versus $4,166,000 in 1997, a decrease of 2%. Included in the 1998 amounts is approximately $995,000 of revenues from the Minneapolis Public Schools project. Revenue from services were $2,372,000 in 1998 versus $2,473,000 in 1997, a decrease of 4%. This overall decline in revenues is primarily attributable to lower sales of small key telephone systems due to Vicom's shift in focus to larger PBX systems.

Gross Profit

    Gross profit, as a percent of revenue, was 25.0% in 1998 versus 38.3% in 1997. Decreased margins in 1998 reflect $660,000 of inventory write-downs combined with a higher volume of sales to schools and government agencies, which generally have lower gross profit margins.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses increased approximately $523,000, or 22.6%, to $2,840,000 in 1998 compared to $2,317,000 in 1997. Of this amount, $340,000 reflects non-cash adjustments related to the write-down of certain assets. See Note 13 to the Consolidated Financial

Statements. The remaining increase in selling, general and administrative expenses is primarily due to the addition of sales and customer service personnel.

Other Expense

    Other expense consists principally of interest expense on notes and installment obligations payable, net of finance income and interest income on notes receivable. Other expense increased approximately $29,000, which primarily reflects reduced finance income charged between years along with higher interest expense due to additional borrowing on notes payable.

Net Income (Loss)

    Vicom had a net loss of $1,443,748 for the year ended December 31, 1998 and net income of $56,177 for the year ended December 31, 1997.

Liquidity and Capital Resources

Quarter Ended March 31, 2000

    Available working capital for the quarter ended March 31, 2000 increased over the same period last year due to proceeds received from the sale of common stock, which helped offset Vicom's net operating loss. Vicom experienced a significant decrease in accounts payable in the first quarter of 2000 as compared to the first quarter of 1999, primarily due to the aforementioned proceeds, which were used to reduce payables. Reduced accounts receivable due to increased cash collections also contributed to a reduction in payables. Vicom used $192,221 for capital expenditures during the three months ended March 31, 2000 as compared to $52,646 for the same period last year. These expenditures were primarily for capitalized costs incurred in connection with equipment acquired for internal uses such as vehicles, office furniture, computer systems and demonstration systems.

    Net borrowings under credit agreements increased materially for the quarter ended March 31, 2000 compared to the prior year's period due to a new CTU financing agreement with a short-term lender, Convergent Capital. Proceeds from the lender financing were used to pay off a bank line of credit previously owed by CTU.

    In June 1999, Vicom entered into a $2 million revolving credit agreement with Wells Fargo Business Credit. Borrowings under this facility are based on eligible accounts receivable and inventory, with interest at prime plus 1.75% (plus 3.0% if in default). The agreement contains certain restrictive covenants, including the maintenance of minimum net income levels and limitations on capital expenditures. As of March 31, 2000, Vicom was not in compliance with its minimum net income level covenant. Due to this non-compliance, Vicom's agreement is still in force but at the higher default rate of interest. As of March 31, 2000, Vicom had outstanding borrowings of $265,266 under this agreement. The Wells Fargo agreement expired on June 17, 2000 and, at Vicom's election, it was not renewed. The Wells Fargo facility had been paid in full as of June 17, 2000.

    In March 2000, Vicom's subsidiary, CTU, entered into a $2,250,000 loan agreement with Convergent Capital, calling for interest at prime plus 4.0% (plus 6.0% if in default) and due on December 31, 2000. The loan proceeds were used to pay off a previous CTU line of credit due March 31, 2000. Convergent, as additional consideration in the transaction, was given a warrant with a term of seven years to purchase 40,000 shares of Vicom's common stock at a price of $5.20 per share. On July 11, 2000, the Convergent Capital agreement was amended to extend the due date to June 1, 2005. The terms of the amended loan agreement call for interest only payments for 36 months from July 11, 2000 and thereafter 22 equal payments of principal and interest until the loan is paid in full. The amended agreement also requires interest at 14% annually (16% annually if Vicom is in default).

Convergent Capital, as additional consideration for extending the loan, was issued a warrant with a term of seven years to purchase 110,000 shares of Vicom common stock at a price of $4.18 per share.

    Vicom is currently attempting to unify and expand separate credit facilities held by Vicom and CTU. Vicom's management believes that, for the near future, cash generated by sales of common stock and existing bank facilities will be adequate to meet the anticipated liquidity and capital resource requirements of its business.

Year Ended December 31, 1999

    Working capital needs in 1999 were funded using the following resources:

    In June 1999, Vicom entered into a $2 million revolving credit agreement with Wells Fargo Business Credit, expiring in June 2000. Borrowings under this facility are based on eligible accounts receivable and inventory with interest at prime plus 1.75% (plus 3.0% if in default). The agreement contains certain restrictive covenants, including the maintenance of minimum net income levels and limitations on capital expenditures. As of December 31, 1999, Vicom was not in compliance with its minimum net income level covenant. Due to this non-compliance, Vicom's agreement is still in force but at the higher default rate of interest. Vicom is attempting to renegotiate this covenant. Vicom used approximately $554,000 of the proceeds from this facility to repay outstanding borrowings under its previous term note and line of credit. As of December 31, 1999, Vicom had outstanding borrowings of $1,169,400 under this agreement.

    Vicom's subsidiary, CTU, had, as of December 31, 1999, $138,000 borrowings on a $2,000,000 line. This line was paid off by Convergent Capital in March 2000. In March 2000, CTU entered into a $2,250,000 loan agreement with Convergent Capital, calling for interest at prime plus 4.0% (plus 6.0% if in default) and due on December 31, 2000. The loan proceeds were used to pay off a previous line of credit due March 31, 2000. Convergent, as additional consideration in the transaction, was given a warrant with a term of seven years for purchase of 40,000 shares of common stock of Vicom at a price of $5.20 per share.

    Net cash provided by operations was approximately $1,385,000 in 1999 versus cash used by operations of approximately $137,000 in 1998. The cash provided from operations in 1999 is due primarily to improvements in operating cash flows related to the Ekman, Inc. acquisition. During 1999, Vicom spent approximately $631,000 in capital expenditures primarily related to its computer system upgrade.

    In March 2000, Vicom raised net proceeds of $1,326,206 in a Regulation D offering. These proceeds were used for general working capital purposes.

Year Ended December 31, 1998

    The financial condition of Vicom as of December 31, 1998 was significantly impacted by the acquisition of the assets of the midwest region of Enstar Networking Corporation ("ENC"). See Note 2 to the Consolidated Financial Statements. The purchase price included approximately $1.5 million of net tangible assets and $549,000 of goodwill acquired. The consideration consisted of 1,350,000 shares of Vicom's common stock with an assigned value of $797,000, a $750,000 subordinated promissory note bearing annual interest at the rate of 9%, a payable of $340,000 for purchase price adjustments and acquisition related costs of $148,000.

    Net cash used by operations was approximately $137,000 in 1998 versus cash provided by operations of approximately $94,000 in 1997. The cash flow deficits from operations in 1998, excluding the $1 million of non-cash adjustments for the write-down of the carrying amounts of certain assets, are due primarily to the loss from operations in addition to increases in revenues and inventories associated with various large school projects. These cash flow deficits resulted in an increase in accounts payable, which reflects higher average days' payments to vendors.

    In May 1998, Vicom amended its bank loan agreement to provide a $500,000 term note at a prime rate plus 2.5% payable in monthly principal and interest installments of $10,846 with the balance due May 1, 2003, and a $100,000 line of credit at prime plus 2.5% due April 30, 1999 (subsequently extended to May 31, 1999). At December 31, 1998, Vicom was not in compliance with certain financial covenants under this agreement. This indebtedness was repaid in June 1999.

    In December 1998, Vicom authorized 275,000 shares of 8% Class A Cumulative Convertible Preferred Stock and 60,000 shares of 10% Class B Cumulative Convertible Preferred ("Class B Preferred"). The Class B Preferred was offered to certain notes payable holders at a conversion price of $10.00 per Class B Share. In December 1998, approximately $350,000 of notes payable were converted into 35,050 shares of Class B Preferred Stock.

    Vicom has historically relied on borrowings from related parties and individuals to fund its operations. These borrowings are unsecured and bear interest at rates ranging from 9% to 15% per annum. Activity under these notes consisted of net cash repayments of approximately $17,000 in 1998 and net borrowings of approximately $189,000 in 1997. In July 1998, approximately $25,000 of notes payable were converted into 50,000 shares of common stock.

BUSINESS

    Vicom is a Minnesota corporation formed in September 1975. Vicom is the parent corporation of three wholly-owned subsidiaries, Corporate Technologies, USA, Inc. (CTU), MultiBand, Inc. (MultiBand), and Vicom Midwest Telecommunications Systems, Inc. (VMTS). VMTS was not active as of January 1, 2000. Vicom completed an initial public offering in June 1984. In November 1992, Vicom became a non-reporting company under the Securities Exchange Act of 1934.

    Vicom recently expanded its efforts to establish itself within the rapidly evolving telecommunications and computer industries. Effective December 31, 1998, Vicom acquired the assets of the midwest region of Enstar Networking Corporation (ENC), a data cabling and networking company. In late 1999, in the context of a forward triangular merger, Vicom, to expand its range of computer products and related services, purchased the stock of Ekman, Inc. d/b/a Corporate Technologies, and merged Ekman, Inc. into the newly formed surviving corporation, Corporate Technologies, USA, Inc. (CTU). MultiBand, Inc. is in the start-up phase and was incorporated in February 2000.

    Vicom and CTU provide voice, data and video systems and services to business and government. MultiBand, Inc. provides voice, data and video services to MDUs.

    Vicom has provided clients with telephone communications products and services since its inception in 1975. As of June 30, 2000, Vicom was providing telephone equipment and service to more than 1,000 customers, with approximately 10,000 telephones in service. In addition, CTU provides computer products and services to approximately 3,500 customers. Telecommunications systems distributed by Vicom are intended to provide users with flexible, cost-effective alternatives as compared to systems available from major telephone companies, including those formerly comprising the Bell System and from other interconnect telephone companies.

    Vicom, Incorporated and its wholly owned subsidiary, CTU, provide a full range voice, data and video communications systems and service, system integration, training and related communication sales and support activities for commercial, professional and institutional customers, most of which are located in Minnesota, North Dakota, South Dakota and Nebraska. Vicom purchases products and equipment from NEC America, Inc. (NEC), Cisco Systems, Inc. (Cisco), Nortel Networks Corp. (Nortel), ECI Telecommunications, Inc. (ECI), and other manufacturers of communications and electronic products and equipment. Vicom uses these products to design telecommunications systems to fit its customers' specific needs and demands.

    The products sold by Vicom and CTU include Private Branch Exchange (PBX), telephone systems, hubs and routers used as interconnection devices in computer networks, personal computers, desktop video-conferencing units and the wire and cable products required to make all the other aforementioned products integrate and operate as necessary. Vicom and CTU have trained staff that install, maintain and repair the products we sell. Repair of products is performed under either a time and materials basis or a service contract basis, at the customer's election, once the manufacturer's original warranty on a product has expired.

    Extended service contracts offered by Vicom and CTU generally range in length from 12 to 36 months. The contracts provide for repair or replacement of all broken or non-working materials and the labor necessary to make such repairs or replacements, subject to exceptions for customer abuse or negligence and problems due to fire, flood or other causes beyond Vicom and CTU's control.

    Vicom recently expanded its efforts to establish itself within the rapidly evolving telecommunications and computer industries.

Vicom and Corporate Technologies, USA (CTU)

    Vicom and CTU provide other technical and customer services as described hereafter.

Pricing and Availability

    We use our volume and purchasing power to achieve competitive pricing of goods for our clients. We have the ability to provide a web-based client site that allows clients to see availability and costs of hardware and software in real time through the Internet by accessing current pricing and availability from our manufacturers' Internet websites. This Internet-based model allows us to extend product procurement services beyond the traditional 8 a.m. to 5 p.m. schedule and into a 7 days a week, 24 hours a day service, providing a high level of client flexibility.

Warranty and Returned Goods Policy

    We strongly believe in the philosophy of "Service what you sell." We do not knowingly sell any hardware product that we do not have authorized service personnel to facilitate any warranty work that needs to be done. We are committed to fulfill all warranty service calls in accordance with the manufacturer's warranty, which range in length from 30 days to one year from the date of sale.

On Site and Depot Repair

    CTU is authorized for depot and on site warranty repair for many manufacturers, including Apple Computers, Nortel, Inc., Cisco, Hewlett Packard Co., International Business Machines Corp. (IBM), Sun Microsystems, Inc., Compaq Computer Corp., Xerox Corp., and Okidata Corp. With over $500,000 in spare parts inventory, we have made a conscious effort to have the part clients need, when they need it.

Wide Area Network Connectivity

    Our staff of Cisco and Nortel Wide Area Network (WAN) engineers assist organizations with integrating their multiple sites, allowing the exchange of information between geographically separated sites. Our association with local Internet Service Providers (ISPs) gives us the opportunity to offer organizations with multiple locations a single source provider providing a cost-effective solution to WAN needs.

Technical Support for Networking

    We are committed to obtaining the highest vendor authorizations available to indicate our knowledge and expertise to today's complex technological environment. Becoming the only Microsoft Solution Partner, Novell Platinum Reseller and Sun Microsystems Competency 2000 Certified reseller in North Dakota is an indication of this commitment. Our staff of Certified Novell Engineers (CNEs), Microsoft Certified System Engineers (MCSEs), Sun Microsystems System Engineers, as well as certified personnel in products such as Nortel and Cisco routers, gives CTU an advantage over other resellers in North Dakota. The knowledge and skills of our system engineers helps organizations meet today's challenges and maintain a market advantage. Our close relationships and certification levels with our vendors gives our staff access to resources that few other value added resellers can provide.

Training

    CTU is both a Novell Authorized Education Center (NAEC) and a Microsoft Certified Technical Education Center (CTEC). We also provide A+ Certification training and end-user training on most of today's most popular business productivity software, either on site or at our Training Center. These facilities allow CTU and our clients to stay current in today's ever-changing technology environment.

We will be evaluating opportunities to expand our training center revenues to the other markets we serve.

Consulting

    As a multi-service, multi-vendor, multi-site integrator, CTU has the extensive infrastructure to offer solutions to complex technical challenges through our consulting service. With years of experience in Local Area Networks (LAN) and WAN technology, our consultants are dedicated to finding the solution that will solve our customers' needs now and in the future. We specialize in providing an integrated cost-effective, single source solution.

Sales and Marketing

    As of June 30, 2000, we had 37 sales and marketing personnel with expertise in telecommunications, computers and network services. Vicom has a consultative approach to selling, in which the salesperson analyzes the customer's operations and then designs an application-oriented technical solution to make the customer more efficient and profitable. Vicom uses several techniques to pursue new customer opportunities, including advertising, participation in trade shows, seminars and telemarketing.

Customers

    Vicom provides its products and services to commercial, professional and government users within the states of Minnesota, North Dakota, South Dakota and Nebraska. Vicom's customers are diverse and represent various industries such as financial services, hospitality, legal, manufacturing, and education. Vicom estimates it will receive approximately 15 to 20% of all revenues from educational institutions (local school districts, state colleges and universities) in the year 2000. In 1999, no one customer provided 10% or more of Vicom's total revenues. In 1998, one customer, Minneapolis Public Schools, provided 15% of Vicom's revenues. In 1999, Ekman, Inc. (the predecessor company to CTU) received 23% and 10% of its revenues, respectively, from two major customers, Great Plains Software and Meritcare Health Systems. In 1998, those two customers provided Ekman, Inc. with 7% and 26% of total revenues, respectively.

Customer Service

    Vicom has eight full-time customer service personnel who assist in project management duties, post-sale communications (which include site surveys), coordinated network services, and end-user training. Each key account is assigned its own individual customer service representative to ensure efficient implementation. The customer service representative works closely with the sales representative and main technician assigned to the project to facilitate the utmost in customer satisfaction.

Back Office

    Back office refers to the hardware and software systems that support the primary functions of our operations, including sales support, order entry and provisioning, and billing.

    Order entry involves the initial loading of customer data into our information system. Currently our sales representatives take orders and our customer service and purchasing representatives load the initial customer information into our ILS (Integrated Logistic System) billing and accounting system. We use the ILS to manage and track the timely completion of each step in the provisioning and installation process. Our system is designed to enable the sales or customer service representative to keep an installation on schedule and notify the customer of any potential delays. Once an order has been completed, we update our billing system to initiate billing of installed products or services.

Suppliers

    As previously mentioned, Vicom purchases products and equipment from NEC, ECI, Cisco, Nortel, and other manufacturers of communications and computer products. The telecommunication products are purchased directly from the manufacturers. The computer products are purchased both directly from the manufacturer and also indirectly from major wholesalers such as Pinacor, Ingram Micro and Tech Data Corporation.

    In 1999, Tech Data supplied 34% and NEC supplied 18% of Vicom's total products purchased. In 1998, NEC supplied 60% and ECI supplied 19% of Vicom's total products purchased. In 1999, Pinacor supplied 42% and Ingram Micro supplied 21% of Ekman Inc.'s (the predecessor to CTU) total products purchased. In 1998, Pinacor supplied 34%, Ingram Micro supplied 17%, and Synnex supplied 11% of Ekman, Inc.'s total products purchased.

    The products Vicom and its subsidiary, CTU, purchase are off-the-shelf products. Vicom and CTU have several alternate suppliers of computer products and could substitute any one of these suppliers with an alternate supplier fairly quickly on the same or similar terms.

    Vicom has a distribution agreement with NEC, its main supplier of telecommunication products, which expires June 30, 2001. Vicom could replace NEC with an alternate supplier fairly quickly, but with a less competitive product. However, Vicom's replacement of NEC could have a material adverse effect on Vicom's business, operating results and financial condition (see "Risk Factors").

MultiBand

    We have expanded our strategy to include the vast potential of the multi dwelling unit (MDU) market. Our experience in this market suggests that property owners and managers are currently looking for a solution that will satisfy two pressing concerns. The first problem that they are dealing with is how to satisfy the residents who desire to bring satellite television service to the unit without creating an eyesore or a structural/maintenance problem. The second is how to allow competitive access for local and long distance telephone cable television and Internet services. Our MultiBandsm offering addresses these problems and provides the consumer several benefits, including:

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  Lower Cost Per Service

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  Blended Satellite and Cable Television Package

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  Multiple Feature Local Phone Services (features such as call waiting, call forwarding and three-way calling)

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  Better than Industry Average Response Times

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  One Number for Billing and Service Needs

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  One Bill for Local, Long Distance Cable Television and Internet

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  "Instant On" Service Availability

    As we develop and market this package, we will keep a marketing focus on two levels of customer for this product. The primary decision-makers are the property owners/managers. Their concerns are focused on delivering their residents reliability, quality of service, short response times, minimized disruptions on the property, minimized alterations to the property and value added services. Each of these concerns is addressed in our contracts with the property owner, which include annual reviews and ten to 20 year terms as service providers on the property. The secondary customer is the end-user. We will provide the property with on-going marketing support for their leasing agents to deliver clear, concise and timely information on our services. This will include simple sign up options that should maximize our penetration of the property.

Multiband Industry Analysis

    All statistics in this section were taken from the 1998 statistical abstract of the United States; communications and information technology section, authored by the U.S. Census Bureau.

Cable and Pay Television

    The U.S. Census Bureau has reported that as of December 31, 1997, the last official year reported, there were more than 64,210,000 cable and pay TV subscribers in the United States, with an average bill of $26.48 per month each. Vicom estimates, based on the aforementioned U.S. Census Bureau data, that this equates to annual cable and pay television billing revenues of more than $20 billion. The U.S. Census Bureau has also estimated that consumer spending on cable and pay television for the year ended December 31, 1998 surpassed $31.8 billion. Projections compiled by the U.S. Census Bureau indicate that by 2001, consumer spending per person for cable and pay television will reach $196.62 or over $55 billion annually.

Telephone

    According to the U.S. Census Bureau, as of December 31, 1996, there were more than 104,000,000 residential access lines with an average monthly bill of $19.58 or $24 billion. This accounted for 93.8% of American homes. In the same year, total toll service revenues for interstate long distance reached $82 billion.

Internet

    According to the U.S. Census Bureau, the average annual spending per person in the United States in 2001 for Internet services is estimated to be $49.32. This is based on a projected population of more than 280,000,000 people, which equates to approximately $13.8 billion.

Summary

    When taken as a whole, and based on Vicom's interpretations of U.S. Census Bureau statistics, these services could generate over $170 billion annually by the end of 2001. These statistics indicate stable growing markets with demand that is likely to deliver significant values to businesses that can obtain subscriber base of any meaningful size.

Strategy

    For the near future, the services described below will be offered only in the state of Minnesota.

  Local Telephone Service

    Our primary competition will come from the local incumbent providers of telephone and cable television services. In Minnesota, we expect to compete with US West Communications, Inc. ("US West") for local telephone services and with MediaOne Group, Inc. ("Media One") for PAY-TV customers. Although US West has become the standard for local telephone service, we believe we have the ability to underprice their service while maintaining high levels of customer satisfaction.

  Cable Television Service

    MediaOne is the cable television service provider that has resulted from the merger and acquisition of three competitive cable providers. This actually has improved the overall continuity of service. However, we have a significant consumer benefit in that we are establishing private rather than public television systems, which allows us to deliver a package that is not laden with local "public access" stations that clog the basic service package. In essence, we will be able to deliver a customized service offering to each property based upon pre-installation market research that we perform.

  Long Distance Telephone Service

    AT&T Corp., MCI WorldCom Inc., and Sprint Corp. are our principal competitors in providing long distance telephone service. They offer new products almost weekly. Our primary concern in this marketplace is to assure that we are competitive with the most recent advertised offerings in the "long distance wars." We will meet this challenge by staying within a penny of the most current offering, while still maintaining a high gross margin on our product. We accomplish this through various carrier agency associations. We expect to generate a high penetration in our long distance services amongst our local service subscribers because private property owners in the shared tenant environment (similar to a hotel environment) are not required to offer multiple long distance carriers to their tenants.

  Internet Access Service

    The clear frontrunners in this highly unregulated market are America Online, Inc. and CompuServe Corp. They compete with local exchange carriers, long distance carriers, Internet backbone companies and many local ISPs (Internet Service Providers). Competition has driven this to a flat rate unlimited access dial-up service market. The general concern among consumers is the quality of the connection and the speed of the download. Our design provides the highest connection speeds that are currently available. The approach that we will market is "blocks of service." Essentially, we deliver the same high bit rate service in small, medium and large packages, with an appropriate per unit cost reduction for those customers that will commit to a higher monthly expenditure.

  Market Description

    We are currently marketing MultiBandsm to MDU properties throughout Minnesota. We are focusing on properties that consist of 50 or more units and are on a contiguous MDU property. We will target properties that range from 50 to 150 units for television and Internet access only. We will survey properties that exceed 150 units for the feasibility of local and long distance telephone services.

    We are initially concentrating on middle to high-end rental complexes. We are also pursuing selected college campus apartment buildings and resort area condominiums. A recent U.S. Census table indicates that there are more than 65,000 properties in the United States that fit this profile. Assuming an average of 100 units per complex, our focus is on a potential subscriber base of 6,500,000. Although this niche represents less than 5% of the total subscriber base, its market value exceeds $32.5 billion.

    A recent Property Owners and Manager Survey, published by the U.S. Census Bureau and dated March 28, 2000, shows that the rental properties are focusing on improving services and amenities that are available to their tenants. These improvements are being undertaken to reduce tenant turnover, relieve pricing pressures on rents and attract tenants from competing properties. We believe that most of these owners or managers are not interested in being "in the technology business" and will use the services that we are offering. Various iterations of this package will allow the owners to share in the residual income stream from the subscriber base.

Employees

    As of June 30, 2000, Vicom employed eight full-time management employees. As of that same date, CTU had 148 full-time employees, consisting of 37 in sales and marketing, 66 in technical positions, 8 in customer service, 20 in management and the balance in administration and finance.

Properties

    Vicom and its subsidiaries lease principal offices located at 1700 42nd Street SW, Fargo, ND 58013 and 9449 Science Center Drive, New Hope, Minnesota 55428. Vicom also leases a satellite office in Fargo consisting of approximately 3,800 square feet of space under a lease with a term that expires in July 2002. Vicom also has offices staffed with five or fewer employees in Sioux Falls, South Dakota, Omaha, Nebraska, and Bismarck, North Dakota We have no foreign operations. The main Fargo office lease expires in 2001 and covers approximately 20,000 square feet. The Fargo base rent is $18,550 per month. The New Hope office lease expires in 2006 and covers approximately 47,000 square feet. The New Hope base rent is $12,750 per month. Both the New Hope and main Fargo leases have provisions that call for the tenants to pay net operating expenses, including property taxes, related to the facilities. Both offices have office, warehouse and training facilities.

    Vicom considers its current facilities adequate for its current needs and believes that suitable additional space would be available as needed.

Legal Proceedings

    As of June 30, 2000, Vicom was not engaged in any material pending legal proceedings.

MANAGEMENT

Directors and Executive Directors

    The following table sets forth the name, age and position of each person who serves as a director and/or executive officer of Vicom as of June 30, 2000.

Name	Age	Position
Steven M. Bell	41	President, Chief Financial Officer and Director
Jonathan Dodge	49	Director
David Ekman	39	President, CTU and Director
Peter Flynn	39	Director
Marvin Frieman	68	Chairman of the Board and Director
Paul Knapp	40	Director
James L. Mandel	44	Chief Executive Officer and Director
Pierce McNally	51	Director
Mark Mekler	46	Director
Manuel A. Villafana	59	Director

    Marvin Frieman was Vice President and Sales Manager of Vicom since its inception in 1975 until October 1994. He was named Chief Executive Officer of Vicom in November 1994 and served in that position until he became Chairman in October 1998. He has been a director since September 1983.

    Steven Bell was General Counsel and Vice President of Vicom from June 1985 through October 1994, at which time he became Chief Financial Officer. He was named President in July 1997 and has served as a director since 1994. He is a graduate of William Mitchell College of Law.

    Jonathan Dodge has been the Senior Partner of the C.P.A. firm of Dodge & Fox since its inception in March 1997. He was a partner in the C.P.A. firm of Misukanis and Dodge from 1992 to March 1997. He has served as a director of Vicom since 1997. Mr. Dodge is a member of both the AICPA and the Minnesota Society of CPA's.

    James Mandel has been the Chief Executive Officer and a director of Vicom since October 1, 1998. He was co-founder of Call 4 Wireless, LLC, a telecommunications company specializing in wireless communications, and he served as its Chairman and a member of the Board of Directors from December 1996 until October 1998 and as its interim Chief Executive Officer from December 1996 until December 1997. From October 1991 to October 1996, he was Vice President of Systems for Grand Casinos, Inc., where his duties included managing the design, development, installation and on-going maintenance for the 2,000 room, $507 million Stratosphere Hotel, Casino and Tower in Las Vegas. Mr. Mandel also managed the systems development of Grand Casino Mille Lacs in Onamia, Minnesota, Grand Casino Hinckley in Hinckley, Minnesota, and six other casinos nationwide. He also serves on the board of Minnesota American, Inc. and is a trustee of the Boys and Girls Club of New Hope.

    Pierce McNally has served as a director of Vicom since January 1999. He currently serves as Chairman, Secretary and Director of Lockermate Corporation of Minnetonka, Minnesota, a company that provides locker systems to schools. He served as Minnesota American's Chairman of the Board, Chief Executive Officer and Secretary from October 1994 until January 2000 when Minnesota American merged with CorVu Corporation. He practiced corporate law at Oppenheimer, Wolff &

Donnelly, LLP from 1979 to 1985. He served as Chairman and Director of Corporate Development of Nicollet Process Engineering, Inc. from May 1995 until April 1999, when he retired from the board.

    Mark K. Mekler, a registered representative, is a Regional Director of U.S. Bancorp Piper Jaffray responsible for overseeing branch officers in Minnesota. He has 19 years' experience in the financial services industry. Mr. Mekler has served as a director of Vicom since January 1999. He is also a member of the Board of Directors of the Business Education and Economics Foundation (BEEF).

    Peter Flynn is currently President of Americable, Inc. and has held that position since June 1997. Since March 1996, he also has served as Executive Vice President of CorStar, Inc. (formerly Enstar, Inc.), the parent company of Americable, Inc. Effective December 31, 1998, Vicom acquired the Midwest region of Enstar Networking Corporation. Prior to such time, Mr. Flynn also served as Executive Vice President, Chief Financial Officer and Secretary of North Star Universal, Inc. Prior to joining NSU in 1989, Mr. Flynn was an Audit Manager with Arthur Andersen and Co. He has served as a director of Vicom since January 1999. Mr. Flynn also serves on the boards of Corvel Corporation, Personal Genie, Inc. and the Minnesota Chapter of the March of Dimes.

    Paul Knapp has been President and CEO of Space Center Ventures, Inc. since April 1998. He is Senior Vice President of Space Center, Inc. From February 1993 to March 1998, he was Vice President and Director of Operations for Space Center Ventures, Inc. He has served as a director of Vicom since February 2000. Mr. Knapp also serves on the Board of Directors for Devnet, LLC, Atrix International, Inc., Viamedics and Square Roots.

    David Ekman is President of Corporate Technologies, USA, Inc. He has served as a director of Vicom since December 1999. Mr. Ekman has worked continuously in the computer business since 1981, initially as a franchisee of Computerland, a personal computer dealer, and subsequently from 1996 to December 1999 as President of Ekman, Inc., a value-added computer reseller and the predecessor company to Corporate Technologies, USA, Inc.

    Manuel A. Villafana currently serves as Chairman and Chief Executive Officer of ATS Medical, which he has headed since 1987. From 1983 to 1987, Mr. Villafana was Chairman of GV Medical, Inc. From 1976 to 1982, he served as president and Chairman of St. Jude Medical, Inc., where he co-developed the St. Jude heart valve. He has served as a director of Vicom since April 2000.

Board of Directors and Board Committees

    No fees have been paid to Directors to date.

    In 1999, Vicom had an audit committee consisting of Jon Dodge and Peter Flynn and a compensation committee consisting of Pierce McNally and Mark K. Mekler.

    Our audit committee:

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  recommends to our board of directors the independent auditors to conduct the annual audit of our books and records;

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  reviews the proposed scope and results of the audit;

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  approves the audit fees to be paid;

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  reviews accounting and financial controls with the independent public accountants and our financial and accounting staff; and

  •
  reviews and approves transactions between us and our directors, officers and affiliates.

    Our compensation committee:

  •
  reviews and recommends the compensation arrangements for management, including the compensation for our chief executive officer; and

  •
  establishes and reviews general compensation policies with the objective of attracting and retaining superior talent, rewarding individual performance and achieving our financial goals.

Executive Compensation

    The following table sets forth all cash compensation paid by Vicom or accrued during each of Vicom's last three fiscal years to our Chief Executive Officer and to the other two executive officers whose total annual salary and bonus paid or accrued during fiscal year 1999 exceeded $100,000 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Long Term Compensation
		Annual Compensation				Awards		Payouts
Name And Principal Position	Year	Salary($)		Bonus($)	Other Annual Compensation($)	Restricted Stock Award(s)($)	Securities Underlying Options(#)	LTIP Payouts($)	All Other Compensation($)
James L. Mandel Chief Executive Officer	1999 1998 1997	133,117 36,114 0	*	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- 225,000 -0-	-0- -0- -0-	-0- -0- -0-
Steven Bell President	1999 1998 1997	108,392 101,076 102,337		-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- 87,500	-0- -0- -0-	-0- -0- -0-
Marvin Frieman Chairman of the Board	1999 1998 1997	98,582 103,095 101,269		-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- 87,500	-0- -0- -0-	-0- -0- -0-

*
Mr. Mandel became Chief Executive Officer of Vicom in October 1998.

Options Grants During 1999

    The following table provides information regarding stock options granted during 1999 to the Named Executive Officers.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date
James L. Mandel	-0-	-0-	—	—
Steven M. Bell	-0-	-0-	—	—
Marvin Frieman	-0-	-0-	—	—

Options Exercised During 1999 and Year-End Option Values

    The following table provides information as to options exercised by the Named Executive Officers during 1999 and the number and value of options at December 31, 1999.

Value of Unexercised In-The-Money Options at December 31, 1999(1)
Value of Unexercised Options at December 31, 1999
Shares Acquired On Exercise
Value Realized
Name			Exercisable/Unexercisable	Exercisable/Unexercisable
James L. Mandel	-0-	-0-	$75,000 / $150,000	$225,000 / $510,000
Steven M. Bell	-0-	-0-	$58,333 / $29,167	$184,582 / $92,241
Marvin Frieman	-0-	-0-	$58,333 / $29,167	$184,582 / $92,241

(1)
Value is calculated on the basis of the difference between the option exercise price and $4.00, which was the fair market value of the Company's common stock at December 31, 1999 as quoted on the OTCBB, multiplied by the number of shares underlying the option.

Employment Agreements

    Vicom has employment agreements with Mr. Marvin Frieman, Chairman of the Board, and Mr. Steven Bell, President, for the term beginning October 1996 and expiring October 2001. Messrs. Frieman's and Bell's compensation is not directly tied to Vicom's performance. Their agreements call for special compensation payable to each of them in an amount equal to two and one-half times his annual salary upon his termination if other than for cause and a change in control in Vicom. The agreements state that annual base salary for each of Messrs. Frieman and Bell will be $95,000 per year. This base salary is set and subject to approval by Vicom's entire Board of Directors. Thus, the aforementioned lump sum compensation could equal $237,500 for Mr. Frieman if such special compensation is triggered. Other key provisions of the contracts include an agreement by Mr. Frieman and Mr. Bell to keep confidential information secret both during and after employment by Vicom and covenants not to compete with Vicom for one year from the date of termination of employment. A change in control in the agreements is defined as the acquisition by any corporation or group of more than 20% of the outstanding shares of voting stock of Vicom coupled with or followed by the election as Directors of Vicom of persons who were not directors at the time of such acquisition, if such persons shall become a majority of the Board of Directors of Vicom.

    Vicom maintains key man life insurance policies in the amount of $1,000,000 each on the lives of Messrs. Bell and Frieman. Vicom is the beneficiary of these policies and has adopted a plan to pay 50% of all life insurance proceeds to the spouse or surviving children of each such officer.

    Vicom also has a three-year employment agreement, from October 1998 to September 2001, with James L. Mandel, Chief Executive Officer, the terms of which involve an annual base salary of $132,000 and a stock option of 225,000 shares at $0.60 cents per share, vested over a three-year period. Mr. Mandel's job responsibilities involve developing company business plans, developing expansion and growth opportunities and directing other executive officers. Other key positions of the employment agreement include an agreement by Mr. Mandel to keep confidential information secret, both during and after employment by Vicom, and covenants not to compete with Vicom for one year from the date of termination of employment.

    Vicom has a three-year employment agreement, from December 1999 to November 2002, with David Ekman as President of CTU. The terms of the agreement include an annual salary of $110,000 per year. Mr. Ekman also has a warrant to purchase 100,000 shares of Vicom common stock at a price of $2.00 per share and a stock option for 150,000 shares, vested over a three-year period at a price of $2.00 per share. Mr. Ekman's job responsibilities involve direct supervision of CTU's daily operations.

Other key provisions of the employment agreement include an agreement by Mr. Ekman to keep confidential information secret, both during and after employment by Vicom, and covenants not to compete with Vicom for one year from the date of termination of employment.

1999 Stock Compensation Plan and 1997 Stock Option Plan

    On December 31, 1998, Vicom adopted the 1999 Stock Compensation Plan, which permits the issuance of restricted stock and stock options to key employees and agents. All outstanding incentive stock options granted under the prior 1997 Stock Option Plan were allowed to continue. The Plans reserve a total of 1,500,000 shares of common stock for issuance through restricted stock and incentive stock option awards and provide that the term of each award be determined by the Board of Directors.

    The purpose of the Plans is to promote the interest of Vicom and its shareholders by providing employees of Vicom with an opportunity to be given a proprietary interest in Vicom, and thereby develop a stronger incentive to contribute to Vicom's continued success and growth. Awards pursuant to the 1999 Stock Compensation Plan may be in the form of either a restricted stock grant, which includes a three-year vesting period, or stock options.

    The exercise price of the options granted under the Plans is required to be not less than the fair market value of the common stock on the date of the grant, and in the case of any shareholder owning 10% or more of the common stock to whom an incentive stock option has been granted under the Plans, the exercise price thereof is required to be not less thank 110% of the fair market value of the common stock on the date the option is granted. Options are not transferable. An optionee, or his or her personal representative, may exercise his or her option for a period of ninety (90) days following termination of employment, disability, or death. The term of each option, which is fixed by Vicom's Board of Directors, may not exceed 10 years from the date the option is granted, or five years in the case of incentive stock options granted to shareholders. The Plans limit the annual aggregate fair market value of stock granted to $100,000 ($600,000 prior to December 31, 1998), plus unused carryovers. Options may be exercisable in whole or in installments as determined by the Board. The Board may cancel an option of an employee who has terminated for cause or takes employment with a competitor.

    Vicom may award restricted common shares to selected employees. Recipients are not required to provide any consideration other than services. Company share awards are subject to certain restrictions on transfer, and all or part of the shares awarded may be subject to forfeiture upon the occurrence of certain events, including employment termination. The fair market value of shares awarded is generally amortized over three years, which is the vesting term of the awards. At December 31, 1999, 228,609 shares net of forfeitures were awarded. At December 31, 1999 and 1998, unvested (issued but not outstanding) restricted shares awarded were 199,939 and 106,759, respectively.

Employee Benefit Plans

    Vicom has 401(k) profit sharing plans covering substantially all full-time employees. Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code of 1986, as amended. Vicom made no significant discretionary contributions in years 1999, 1998 and 1997.

CERTAIN TRANSACTIONS

    Vicom leases its facilities in New Hope, Minnesota from Marbell Realty, a limited liability corporation owned in equal shares by Steven Bell and Marvin Frieman, who are executive officers and directors of Vicom, pursuant to a lease expiring in 2006. Total facilities rent expense paid under said lease was approximately $136,533 in 1999. Vicom believes that the rental amounts being paid under the lease are equal to or less than Vicom would be paying to another landlord. See "Business—Properties."

    Vicom leases its space in Fargo, North Dakota from David Ekman, who is an Executive Officer of CTU and a director of Vicom, pursuant to a lease expiring in 2001. Rent paid in November and December 1999 totaled $45,000. See "Business—Properties."

    In December 1999, James Mandel and Pierce McNally, who are directors of Vicom, and Enstar, Inc., who is a Vicom shareholder, guaranteed a note payable by Vicom to David Ekman in the amount of $1,250,000 pursuant to the purchase of Ekman, Inc. They were given warrants to purchase Vicom's stock at $2.00 per share in exchange for the guarantee. Vicom issued warrants to purchase 50,000 shares to Enstar, Inc. and warrants to purchase 25,000 shares to each of Messrs. Mandel and McNally.

    Interest expense paid by Vicom to related parties was approximately $142,000 in 1999, $47,000 in 1998 and $38,000 in 1997. Related parties include Vicom's Chairman, Chief Executive Officer, President, and the President's mother.

    In April 2000, Vicom made loans to the following directors in the following amounts: David Ekman ($200,000), James Mandel ($132,000), Paul Knapp ($68,750) and Pierce McNally ($57,500). All of these loans are evidenced by promissory notes which provide that the loans are due on October 15, 2001 and bear interest at the annual rate of 8%. All loans were incurred for the purpose of purchasing Vicom common stock and are collateralized by the director/borrower granting Vicom a security interest in said stock. These loans are presented as subscriptions receivable in the stockholders' equity section of the Vicom financial statements.

PRINCIPAL AND SELLING SHAREHOLDERS

    The following table provides information as of June 14, 2000 concerning the beneficial ownership of Vicom's common stock by (i) each director of Vicom, (ii) the Named Executive Officers, (iii) the persons known by Vicom to own more than 5% of Vicom's outstanding common stock, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them. The following table also provides information as of June 14, 2000 regarding the beneficial ownership of shares of Vicom's common stock which can be obtained by the selling shareholders by exercising warrants held by them and is adjusted to reflect the sale of all their shares. The information regarding ownership of shares of common stock after the offering assumes that all of the shares registered under this prospectus have been sold. The selling shareholders may actually sell all, some or none of the shares held by them.

	Ownership of Shares of Common Stock Prior to Offering				Ownership of Shares of Common Stock After Offering
Name and Address of Beneficial Owner				Number of Shares Offered
	Shares		Percentage(1)		Shares(2)		Percentage(1)(2)
Americable, Inc. 7450 Flying Cloud Drive Eden Prairie, MN 55344	2,800,000	(3)	31.3%	2,800,000	0		0
Steven Bell 9449 Science Center Drive New Hope, MN 55428	1,071,347	(4)	13.2%	521,090	550,257	(4)	3.3%
David Ekman 1402 42nd Street SW Fargo, ND 58103	3,200,000	(5)	34.9%	2,850,000	350,000		2.2%
Marvin Frieman 9449 Science Center Drive New Hope, MN 55428	969,714	(6)	12.0%	441,107	528,607	(6)	3.3%
James L. Mandel 9449 Science Center Drive New Hope, MN 55428	280,800	(7)	3.6%	169,400	111,400	(7)	*
Pierce McNally 14853 DeVeau Place Minnetonka, MN 55345	108,272	(8)	*	84,136	24,136		*
Paul Knapp 2501 Cleveland Avenue North Roseville, MN 55113-2717	101,300	(9)	*	75,650	25,650		*
Jonathan Dodge 715 Florida Avenue South—Suite 402 Golden Valley, MN 55426	0		0	0	0		0
Mark Mekler 800 Nicollet Mall Minneapolis, MN 55402	0		0	0	0		0
Peter Flynn 7450 Flying Cloud Drive Eden Prairie, MN 55344	0		0	0	0		0

Manuel A. Villafana 3905 Annapolis Lane—Suite 105 Plymouth, MN 55447	0		0	0	0		0
All Directors and executive officers as a group (ten persons)	5,731,433	(10)	54.7%	4,141,383	1,590,050	(9)	9.9%
All other selling shareholders as a group	5,136,661	(11)	43.7%	5,136,661	0		0%

    * Less then 1%.

(1)
The percentages are calculated on the basis of 7,558,269 shares of Vicom common stock outstanding as of June 14, 2000 and 15,963,163 shares outstanding after the offering. Shares of common stock not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of

June 14, 2000 or within 60 days of such date are treated as outstanding when determining the number of shares owned by each person and the group and the percent of the class owned by each individual and the group. Unless otherwise indicated, each person named or included in the group has sole vesting and investment power with respect to the shares of common stock set forth opposite his or her name.

(2)
Assumes all shares offered are sold.
(3)
Includes 50,000 shares of common stock owned by CorStar Holdings, Inc., the parent company of Americable, Inc. Includes vested warrants to acquire 1,400,000 shares of common stock.
(4)
The number of shares beneficially owned before the offering includes vested options to acquire 29,167 shares of common stock and vested warrants to acquire 521,090 shares. Mr. Bell's beneficial ownership does not include 31,250 shares of common stock owned by Mr. Bell's spouse as to which Mr. Bell disclaims beneficial ownership. The number of shares beneficially owned after the offering includes vested options to acquire 29,167 shares of common stock.
(5)
Includes vested warrants to acquire 1,600,000 shares of common stock.
(6)
The number of shares beneficially owned before the offering includes vested options to acquire 87,500 shares and vested warrants to acquire 441,107 shares of common stock. The number of shares beneficially owed after the offering includes vested options to acquire 87,500 shares of common stock.
(7)
Includes vested warrants to acquire 140,400 shares of common stock.
(8)
Includes vested warrants to acquire 56,636 shares of common stock.
(9)
Includes vested warrants to acquire 50,650 shares of common stock.
(10)
The number of shares beneficially owned before the offering includes vested warrants to acquire 2,809,883 shares of common stock and vested options to acquire 116,667 shares. The number of shares beneficially owned after the offering includes vested options to acquire 116,667 shares of common stock.
(11)
Includes vested warrants to acquire 4,195,011 shares of common stock.

PLAN OF DISTRIBUTION

    Vicom is registering the shares of common stock on behalf of the selling shareholders. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by Vicom, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares by selling shareholders, which will be borne by the selling shareholders. The expenses to be paid by Vicom include a commission to the selling agent for Vicom's March 2000 and July 2000 offerings of units, each consisting of one share of common stock and a warrant to purchase a share of common stock. The selling agent is to receive a commission of $5,275,013, which equals 7.5% of the exercise price of the warrants. The sale of the shares may be effected by selling shareholders from time to time in one or more types of transactions, which may include block transactions, sales in the over-the-counter market or on a national securities market or quotation system, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of these methods of sales, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling shareholders.

    The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume as selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to those broker-dealers or other financial institutions of shares offered by this prospectus, which shares those broker-dealers or other financial institutions may resell pursuant to this prospectus, as amended or supplemented to reflect these transactions.

    The selling shareholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling shareholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.

    The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Any commissions received by the broker/dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against various liabilities, including liabilities arising under the Securities Act.

    Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

    Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, if they meet the criteria and conform to the requirements of Rule 144. Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, as required, pursuant to Rule 424(b) under the Securities Act, disclosing:

  •
  the name of that selling shareholder and of the participating broker-dealer(s);

  •
  the number of shares involved;

  •
  the initial price at which the shares were sold;

  •
  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

  •
  that the broker/dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  other facts material to the transactions.

DESCRIPTION OF SECURITIES

Capital Structure

    The Articles of Incorporation of Vicom authorize Vicom to issue 50,000,000 shares of capital stock, which have no par value. However, the shares have a par value of $0.01 per share for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of a corporation. As of June 14, 2000, there were 7,558,269 shares of common stock outstanding, 1,500,000 shares of common stock reserved for issuance under the Plans (under which unvested restricted stock grant shares of 208,609 and options to purchase 890,607 shares were outstanding as of that date), and 8,404,894 shares of common stock reserved for issuance under outstanding warrants. The number of shares reserved for issuance under the warrants includes 7,531,744 shares underlying warrants issued to Vicom's stockholders of record on April 11, 2000 in which a warrant to purchase one share was issued for each share outstanding. By resolutions adopted on December 9, 1998, Vicom's Board authorized 275,000 shares of 8% Class A Cumulative Convertible Preferred Stock ("Class A Preferred") and 60,000 shares of 10% Class B Cumulative Convertible Preferred Stock ("Class B Preferred") and reserved 1,375,000 shares of common stock for issuance upon conversion of the Class A Preferred and 300,000 shares for issuance upon conversion of the Class B Preferred. By resolutions adopted on June 14, 2000, Vicom's Board authorized 250,000 shares of 10% Class C Cumulative Convertible Preferred Stock ("Class C Preferred") and reserved 500,000 shares of common stock for issuance upon conversion of the Class C Preferred. Accordingly, the Company has 29,776,837 shares of an undesignated class of capital stock ("Undesignated Stock"). The Board of Directors is authorized to issue shares of authorized but unissued Undesignated Stock without the approval of the shareholders.

Common Stock

    Holders of common stock are entitled to one vote per share in all matters to be voted upon by shareholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors. Vicom's Articles of Incorporation provide that holders of the Company's common stock do not have preemptive rights to subscribe for and to purchase additional shares of common stock or other obligations convertible into shares of common stock which may be issued by the Company.

    Holders of common stock are entitled to receive such dividends as are declared by Vicom's Board of Directors out of funds legally available for the payment of dividends. Vicom presently intends not to pay any dividends on the common stock for the foreseeable future. Any future determination as to the declaration and payment of dividends will be made at the discretion of the Board of Directors. In the event of any liquidation, dissolution or winding up of Vicom, and subject to the preferential rights of the holders of the Class A Preferred, Class B Preferred and Class C Preferred, the holders of common stock will be entitled to receive a pro rata share of the net assets of Vicom remaining after payment or provision for payment of the debts and other liabilities of Vicom.

    All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock of Vicom are not liable for further calls or assessments.

Market Price of Vicom's Common Stock and Related Stockholder Matters

    Through May 17, 2000, Vicom's common stock was traded and quoted on the OTC Bulletin Board® ("OTCBB") under the symbol "VICM." Since May 18, 2000, the common stock has been quoted under the VICM symbol on the Pink Sheets® operated by Pink Sheets LLC. The table below sets forth the high and low bid prices for the common stock during each quarter in the two years ended December 31, 1999 and during the quarter ended March 31, 2000 as provided by the OTCBB or the Pink Sheets. Market quotations provided herein represent inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Quarter Ended	High Bid		Low Bid
March 31, 1998		$5/8		$5/16
June 30, 1998		3/4		7/16
September 30, 1998	1	3/16		11/16
December 31, 1998	1	1/2		11/16
March 31, 1999	2	1/2	1	5/8
June 30, 1999	2	5/16	1	5/8
September 30, 1999	2	1/16	1	9/16
December 31, 1999	4	1/8	1	5/8
March 31, 2000	12	5/8	2	1/2

    As of June 14, 2000, Vicom had 349 shareholders of record of its common stock and 7,558,269 shares of common stock outstanding. As of that date, there were no outstanding shares of Class A Preferred, four shareholders held a total of 22,836 shares of Class B Preferred, and three shareholders held a total of 80,500 shares of Series C Preferred.

Preferred Stock

    In December 1998, Vicom issued 2,550 shares of Class A Preferred for $23,638 and 37,550 shares of Class B Preferred for $359,893. The Class B Preferred was offered to certain note holders at a conversion rate of $10.00 per share of Class B Preferred. Each share of Class A Preferred and Class B Preferred is non-voting (except as otherwise required by law) and convertible into five shares of common stock, subject to adjustment in certain circumstances. Each holder of a share of Class A Preferred or Class B Preferred has a five-year warrant to purchase one share of common stock at $3.00 per share, subject to adjustment.

    In June 2000, Vicom issued 80,500 shares of Class C Preferred for $805,000. The Class C Preferred was offered to certain note holders at a conversion rate of $10.00 a share. Each share of Class C Preferred is non-voting (except as otherwise required by law) and convertible into two shares of Vicom common stock, subject to adjustment in certain circumstances.

    The holders of the Class A Preferred, Class B Preferred and Class C Preferred (collectively, "Preferred Stock") are entitled to receive, as and when declared by the Board, out of the assets of the Company legally available for payment thereof, cumulative cash dividends calculated based on the $10.00 per share stated value of the Preferred Stock. The per annum dividend rate is eight percent (8%) for the Class A Preferred and ten percent (10%) for the Class B Preferred and Class C Preferred. Dividends on the Class A Preferred and Class C Preferred are payable quarterly on

March 31, June 30, September 30, and December 31 of each year. Dividends on the Class B Preferred are payable monthly on the first day of each calendar month. Dividends on the Preferred Stock accrue cumulatively on a daily basis until the Preferred Stock is redeemed or converted.

    In the event of any liquidation, dissolution or winding up of Vicom, the holders of the Class A Preferred and Class B Preferred will be entitled to receive a liquidation preference of $10.50 per share, and the holders of the Class C Preferred will be entitled to receive a liquidation preference of $10.00 per share, each subject to adjustment. Any liquidation preference shall be payable out of any net assets of Vicom remaining after payment or provision for payment of the debts and other liabilities of Vicom.

    Vicom may redeem the Preferred Stock, in whole or in part, at a redemption price of $10.50 per share for the Class A Preferred and the Class B Preferred and $10.00 per share for the Class C Preferred (subject to adjustment, plus any earned and unpaid dividends) on not less than thirty days' notice to the holders of the Preferred Stock, provided that the closing bid price of the common stock exceeds $4.00 per share (subject to adjustment) for any ten consecutive trading days prior to such notice. Upon Vicom's call for redemption, the holders of the Preferred Stock called for redemption will have the option to convert each share of Preferred Stock into five shares of common stock until the close of business on the date fixed for redemption, unless extended by Vicom in its sole discretion. Preferred Stock not so converted will be redeemed. No holder of Preferred Stock can require Vicom to redeem his or her shares.

Indemnification of Directors and Officers

    Under Section 302A.251 of the Minnesota statutes, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person who was, or is threatened to be, made a party to a proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interest of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. Minnesota corporate law also provides that a corporation may purchase and maintain insurance on behalf of any indemnified party against any liability asserted against such person, whether or not the corporation would have been required to indemnify the person against liability under the provisions of Minnesota corporate law. Vicom's Articles of Incorporation provide for indemnification pursuant to Minnesota statutes. We also have directors' and officers' insurance in the amount of $3,000,000 per occurrence.

LEGAL MATTERS

    The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota.

EXPERTS

    Financial statements of Vicom included in this prospectus for the years ended December 31, 1999, 1998 and 1997 have been audited by Lurie, Besikof, Lapidus & Co., LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

    We will be filing annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under File No. 0-13529. You may read and copy any document in our public files at the SEC's offices at:

  •
  Judiciary Plaza
  450 Fifth Street, NW
  Room 1024
  Washington, D.C. 20549

  •
  500 West Madison Street
  Suite 1400
  Chicago, Illinois 60606

  •
  3475 Lenox, N.E.
  Suite 1000
  Atlanta, Georgia 30326

    and

  •
  7 World Trade Center
  Suite 1300
  New York, New York 10048.

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov, through the SEC's electronic data gathering analysis and retrieval system, EDGAR. Our common stock is traded on the OTCBB under the symbol "VICM." Information about us is also available from the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of that document.

Index to Financial Statements

Page(s)
Vicom, Inc. and Subsidiaries—
Consolidated Balance Sheets, Consolidated Statements of Operations,
Consolidated Stockholders' Equity and Consolidated Cash Flows as of and for the
Years Ended December 31, 1999, 1998 and 1997; and
for the Three Months Ended March 31, 2000 and 1999
INDEPENDENT AUDITOR'S REPORT	F-2
FINANCIAL STATEMENTS
Consolidated balance sheets	F-3
Consolidated statements of operations	F-4
Consolidated statements of stockholders' equity	F-5
Consolidated statements of cash flows	F-6
Notes to consolidated financial statements	F-7 to F-20
Ekman, Inc.—Balance Sheets, Statements of Income and Retained Earnings and of Cash Flows as of and for the Years Ended June 30, 1999, 1998 and 1997
INDEPENDENT AUDITOR'S REPORT	F-21
FINANCIAL STATEMENTS
Balance sheets	F-22
Statements of income and retained earnings	F-23
Statements of cash flows	F-24
Notes to financial statements	F-25 to F-30
Enstar Networking Midwest—Statements of Operating Unit Assets and Liabilities, Operations, Equity, and Cash Flows as of and for the Year Ended December 31, 1998
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	F-31
FINANCIAL STATEMENTS
STATEMENT OF OPERATING UNIT ASSETS AND LIABILITIES	F-33
STATEMENT OF OPERATING UNIT OPERATIONS	F-34
STATEMENT OF OPERATING UNIT EQUITY	F-35
STATEMENT OF OPERATING UNIT CASH FLOWS	F-36
NOTES TO FINANCIAL STATEMENTS	F-37 to F-38

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Vicom, Incorporated and Subsidiaries
New Hope, Minnesota

    We have audited the accompanying consolidated balance sheets of Vicom, Incorporated and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vicom, Incorporated and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                      LURIE, BESIKOF, LAPIDUS & CO., LLP

Minneapolis, Minnesota
February 23, 2000, except for Note 15, as to
  which the date is April 3, 2000

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31, 2000
	1999	1998
			(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$204,365	$—	$715,174
Accounts receivable, net of allowance of $140,000, $115,000, and 73,000	5,369,221	2,869,912	4,333,436
Inventories, net of allowance of $330,000, $910,000, and 330,000	1,801,596	1,858,008	1,648,040
Costs and estimated earnings in excess of billings	232,725	239,131	432,097
Other	154,766	104,440	247,150

TOTAL CURRENT ASSETS	7,762,673	5,071,491	7,375,897

PROPERTY AND EQUIPMENT	1,324,080	647,356	1,336,773

NONCURRENT ASSETS
Goodwill, net of accumulated amortization of $101,604 $-0-, and $185,373	3,249,111	549,101	3,165,344
Deferred income taxes	—	249,200	—
Other	262,881	113,769	217,181

	3,511,992	912,070	3,382,525

	$12,598,745	$6,630,917	$12,095,195

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Checks issued in excess of deposits	$126,297	$207,219	$191,435
Notes and installment obligations payable—current maturities	4,246,433	1,013,135	4,924,953
Accounts payable	4,503,451	2,213,018	2,636,226
Other liabilities	977,513	411,924	1,097,972
Due to ENStar, Inc.	207,170	340,188	190,258
Deferred service obligations and revenue	584,716	929,168	612,839

TOTAL CURRENT LIABILITIES	10,645,580	5,114,652	9,653,683

NOTES AND INSTALLMENT OBLIGATIONS PAYABLE	926,821	826,490	732,756

COMMITMENTS AND CONTINGENCIES	—	—	—
STOCKHOLDERS' EQUITY
Preferred stock, liquidation preference of $10.50 per share:
8% Class A cumulative convertible—no par value, (issued and outstanding—2,550, -0-, and 2,550 shares)	23,638	—	23,638
10% Class B cumulative convertible—no par value (issued and outstanding—37,550, 35,050 and 37,550 shares)	359,893	336,718	359,893
Common stock—no par value (issued 4,984,845, 3,612,995, and 5,920,945 shares; outstanding 4,784,906, 3,506,236, and 5,721,006 shares)	4,551,745	2,181,042	6,406,651
Options and warrants	217,028	701	217,028
Unamortized compensation	(258,659)	(62,988)	(234,004)
Accumulated deficit	(3,867,301)	(1,765,698)	(5,064,450)

	1,026,344	689,775	1,708,756

	$12,598,745	$6,630,917	$12,095,195

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,
	1999	1998	1997	2000	1999
				(Unaudited)
REVENUES	$20,388,870	$6,458,113	$6,639,026	$9,718,297	$4,646,142

COSTS AND EXPENSES
Cost of products and services	16,247,898	4,841,111	4,095,990	7,806,508	3,387,328
Selling, general and administrative	5,823,945	2,839,862	2,317,388	2,798,681	1,192,001

	22,071,843	7,680,973	6,413,378	10,605,189	4,579,329

INCOME (LOSS) FROM OPERATIONS	(1,682,973)	(1,222,860)	225,648	(886,892)	66,813

OTHER INCOME (EXPENSE)
Interest expense	(262,228)	(180,434)	(189,869)	(166,647)	(47,055)
Miscellaneous	122,767	9,546	48,398	(133,688)	(13,479)

	(139,461)	(170,888)	(141,471)	(300,335)	(60,534)

INCOME (LOSS) BEFORE INCOME TAXES	(1,822,434)	(1,393,748)	84,177	(1,187,227)	6,279
INCOME TAX PROVISION	241,200	50,000	28,000	—	—

NET INCOME (LOSS)	$(2,063,634)	$(1,443,748)	$56,177	$(1,187,227)	$6,279

EARNINGS (LOSS) PER SHARE—
BASIC AND DILUTED	$(.55)	$(.68)	$.03	$(.29)	$—

WEIGHTED AVERAGE SHARES
OUTSTANDING—BASIC AND DILUTED	3,821,978	2,129,387	2,098,944	4,182,776	3,371,387

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Cumulative Convertible Preferred Stock
					Common Stock
	8% Class A		10% Class B
					Shares Issued		Warrants and Options	Unamortized Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount		Amount				Total
BALANCE, DECEMBER 31, 1996	—	$—	—	$—	2,081,236	$1,270,742	$—	$—	$(378,127)	$892,615
Issuance of stock	—	—	—	—	25,000	25,000	—	—	—	25,000
Net income	—	—	—	—	—	—	—	—	56,177	56,177

BALANCE, DECEMBER 31, 1997	—	—	—	—	2,106,236	1,295,742	—	—	(321,950)	973,792
Conversion of notes payable, net of costs			35,050	336,718	50,000	25,000	—	—	—	361,718
Warrants issued with preferred stock	—	—	—	—	—	—	701	—	—	701
Restricted stock issued	—	—	—	—	106,759	62,988	—	(62,988)	—	—
Acquisition of ENC (Note 2)	—	—	—	—	1,350,000	797,312	—	—	—	797,312
Net loss	—	—	—	—	—	—	—	—	(1,443,748)	(1,443,748)

BALANCE, DECEMBER 31, 1998	—	$—	35,050	$336,718	3,612,995	$2,181,042	$701	$(62,988)	$(1,765,698)	$689,775
Sale of stock	2,550	23,638	2,500	23,175	—	—	—	—	—	46,813
Warrants issued:
Preferred stock	—	—	—	—	—	—	3,687	—	—	3,687
Notes	—	—	—	—	—	—	112,640	—	—	112,640
Restricted stock:
Issued	—	—	—	—	144,600	248,866	—	(248,866)	—	—
Forfeited	—	—	—	—	(22,750)	(15,663)	—	15,663	—	—
Amortization expense	—	—	—	—	—	—	—	37,532	—	37,532
Acquisition of Ekman (Note 2):
Stock	—	—	—	—	1,250,000	2,137,500	—	—	—	2,137,500
Options and warrants	—	—	—	—	—	—	100,000	—	—	100,000
Preferred dividends	—	—	—	—	—	—	—	—	(37,969)	(37,969)
Net loss	—	—	—	—	—	—	—	—	(2,063,634)	(2,063,634)

BALANCE, DECEMBER 31, 1999	2,550	23,638	37,550	359,893	4,984,845	4,551,745	217,028	(258,659)	(3,867,301)	1,026,344
Sale of stock, net of issuance costs (unaudited)	—	—	—	—	686,100	1,354,906	—	—	—	1,354,906
Conversion of note payable (unaudited)	—	—	—	—	250,000	500,000	—	—	—	500,000
Restricted stock amortization expense (unaudited)	—	—	—	—	—	—	—	24,655	—	24,655
Preferred dividends (unaudited)	—	—	—	—	—	—	—	—	(9,922)	(9,922)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(1,187,227)	(1,187,227)

BALANCE, MARCH 31, 2000 (unaudited)	2,550	$23,638	37,550	$359,893	5,920,945	$6,406,651	$217,028	$(234,004)	$(5,064,450)	$1,708,756

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	1999	1998	1997	2000	1999
				(Unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177	$(1,187,227)	$6,279
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities, net of business acquisition effect:
Depreciation	408,796	228,931	251,725	160,132	64,644
Amortization	145,136	—	—	142,043	13,728
Deferred income taxes	249,200	50,000	28,000	—	—
Changes in operating assets and liabilities:
Accounts receivable	1,547,912	(270,558)	(408,101)	1,035,785	(699,150)
Inventories	1,240,723	(152,505)	(147,948)	153,556	334,510
Costs, estimated earnings, and billings	(59,360)	—	—	(199,372)	(13,776)
Other assets	(44,625)	170,627	(44,845)	(59,133)	3,464
Accounts payable and other liabilities	385,522	962,015	381,912	(1,763,678)	1,019,393
Deferred service obligations and revenue	(424,149)	318,442	(23,074)	28,123	(218,435)

Net cash provided (used) by operating activities	1,385,521	(136,796)	93,846	(1,689,771)	510,657

INVESTING ACTIVITIES
Purchase of business, net of $64,072 cash received	(435,928)	—	—	—	—
Purchases of property and equipment	(631,166)	(34,824)	(75,706)	(192,221)	(52,646)
Collections on notes receivable	29,383	43,045	41,704	12,449	7,650
Issuance of notes receivable	(30,000)	—	(45,363)	—	—
Other	(30,000)	42,392	—	—	—

Net cash provided (used) by investing activities	(1,097,711)	50,613	(79,365)	(179,772)	(44,996)

FINANCING ACTIVITIES
Increase (decrease) in checks issued in excess of deposits	(416,734)	99,115	3,640	65,138	(92,965)
Net borrowings (payments) under credit arrangements	(2,600)	(299,839)	78,329	1,207,866	(359,918)
Proceeds from notes payable	1,170,600	578,455	—	82,700	—
Principal payments on notes and installment obligations	(847,242)	(278,467)	(121,450)	(320,336)	(21,608)
Proceeds from issuance of stock and warrants	50,500	—	25,000	1,553,075	25,000
Stock issuance costs	—	(13,081)	—	(198,169)	—
Dividends	(37,969)	—	—	(9,922)	(16,170)

Net cash provided (used) by financing activities	(83,445)	86,183	(14,481)	2,380,352	(465,661)

INCREASE IN CASH	204,365	—	—	510,809	—
CASH
Beginning of period	—	—	—	204,365	—

End of period	$204,365	$—	$—	$715,174	$—

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies—

  Organization

    Vicom, Incorporated and Subsidiaries (the Company) sells integrated voice, video, data networking and computer technologies products and services. The Company sells its products and services primarily to businesses and states and municipalities in the Midwest region of the United States.

  Principles of Consolidation

    The consolidated financial statements include the accounts of Vicom, Incorporated (Vicom) and its wholly-owned subsidiaries, Vicom Midwest Telecommunication Systems, Inc. and Corporate Technologies, USA, Inc. All significant intercompany accounts and transactions are eliminated.

  Use of Estimates

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant management estimates relate to the amortization periods for goodwill, the allowances for doubtful accounts and inventory obsolescence, the valuation of deferred income tax assets, and quarterly inventory valuations.

  Inventories

    Inventories, consisting principally of purchased telecommunication, networking and computer equipment and parts, are stated at the lower of cost or market. Cost is determined using an average cost method for telecommunication and networking equipment and the first-in, first-out (FIFO) method for computer equipment. Nonmonetary exchanges of inventory items with third parties are recorded at net book value of the items exchanged with no gains or losses recognized.

  Property and Equipment

    Equipment and leasehold improvements are stated at cost. Equipment is depreciated principally by the straight-line method over three to eight years, the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the life of the improvement or the term of the respective lease.

  Goodwill

    Goodwill represents the excess of acquisition prices over the fair value of net assets acquired and is amortized by the straight-line method over ten years. The Company evaluates goodwill annually for impairment by comparing the net carrying values to the undiscounted future cash flows of the related assets.

  Revenues and Cost Recognition

    The Company earns revenues from three sources: 1) Video and computer technology products which are sold but not installed, 2) Voice, video, and data networking technology products which are sold and installed, and 3) Service revenues related to technology products which are sold and both installed and not installed.

    Revenues from video and computer technology products, which are sold but not installed, are recognized when delivered and the customer both has accepted the terms and has the ability to fulfill the terms.

    Customers contract for both the installation and the sale of voice and data networking technology products and certain video technologies products on one sales agreement, as installation of the product is essential to the functionality of the product. Revenues and costs on the sale of products where installation is involved are recognized under the percentage of completion method. Costs are charged to expense as incurred. The amount of revenue recognized is the portion that the cost expended to date bears to the anticipated total contract cost, based on current estimates to complete. Contract costs include all labor and materials unique to or installed in the project, as well as subcontract costs. Costs and estimated earnings in excess of billings are classified as current assets; billings in excess of costs and estimated earnings are classified as current liabilities.

    Service revenues related to technology products are also recognized when the services are provided. Services provided include consulting, training, support, and contracted maintenance. The Company does, if the customer elects, enter into equipment maintenance agreements with products sold once the original manufacturer's warranty has expired. Revenues from all equipment maintenance agreements are recognized on a straight-line basis over the terms of each contract. Costs for services are charged to expense as incurred.

    Warranty costs incurred on new product sales are substantially reimbursed by the equipment suppliers.

  Fair Value of Financial Instruments

    The carrying amounts of financial instruments consisting of cash, accounts receivables, notes receivable, checks issued in excess of deposits, notes and installment obligations payable to nonrelated parties, and accounts payable approximate their fair values. It is not practical to determine the fair value of the related party notes payable due to the related party nature of the transactions.

  Credit Risk

    Financial instruments that potentially subject the Company to credit risk consist primarily of cash and trade accounts and notes receivables. The Company restricts cash and investments to financial institutions with high credit standing. Credit risk on trade receivables, although concentrated in one geographic region, is minimized as a result of the large and diverse nature of the Company's customer base.

  Accounting for Stock-Based Compensation

    The Company accounts for employee stock options under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and provides the pro forma disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting For Stock-Based Compensation. Options and warrants to nonemployees are recorded as required by SFAS No. 123.

  Earnings (Loss) Per Share

    Earnings (loss) per share—basic is determined by dividing net income (loss) less the preferred stock dividends by the weighted average common shares outstanding. Net income (loss) per common share—diluted is computed by dividing net income (loss) less the preferred stock dividends by the weighted average common shares outstanding and the common share equivalents (stock options, stock warrants, convertible preferred shares, and issued but not outstanding restricted stock). Common share equivalents are not included in the computations as their effects were antidilutive.

A reconciliation of net income (loss) to earnings (loss) for computing earnings (loss) per share is as follows:

	Years Ended December 31,
	1999	1998	1997
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177
Preferred stock dividends	(37,969)	—	—

Earnings (loss) for computing earnings (loss) per share	$(2,101,603)	$(1,443,748)	$56,177

  Reclassifications

    Certain reclassifications were made to the 1998 and 1997 financial statements to make them comparable with 1999. The reclassifications did not effect previously reported net income (loss), stockholders' equity or net cash flows.

  Recent Accounting Pronouncement

    In June 1998, the Financial Accounting Standard Board issued Statement on Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for years beginning after June 15, 2000. The statement establishes accounting and reporting standards for derivative instruments and hedging activities. Management believes this pronouncement will not significantly effect its financial statements.

2. Business Acquisitions—

    Effective November 1, 1999, Vicom purchased the common stock of Ekman, Inc. (Ekman) from its sole stockholder and merged it into a new subsidiary, Corporate Technologies, USA, Inc. The purchase price was allocated to assets and liabilities acquired as follows:

Cash	$64,072
Accounts receivable	4,047,221
Inventories	1,184,311
Property and equipment	442,509
Other assets	93,196
Checks issued in excess of deposits	(335,812)
Notes and installment obligations payable	(1,326,666)
Accounts payable	(2,080,426)
Other liabilities	(322,822)
Service obligations	(79,697)

Net tangible assets acquired	1,685,886
Goodwill	2,801,614

Total purchase price	$4,487,500

    The consideration consisted of $500,000 in cash, $1,750,000 in 10% promissory notes, 1,250,000 common shares of Vicom with an assigned value of $2,137,500, and 150,000 stock options valued at $60,000 and 100,000 warrants valued at $40,000. The value of common shares was based on an independent third party appraisal. Stock options and warrants were valued in accordance with the Black-Scholes Option-Pricing Model (Note 7)

    Effective December 31, 1998, Vicom purchased the assets of the midwest region of Enstar Networking Corporation (ENC) from its parent company ENStar Inc. (ENStar). The purchase price was allocated to assets and liabilities acquired as follows:

Accounts receivable:
Billed	$1,191,639
Unbilled	239,130
Inventories	114,932
Property and equipment	103,031
Other assets	91,953
Service obligations	(179,289)
Billings in excess of costs	(74,997)

Net tangible assets acquired	1,486,399
Goodwill	549,101

Total purchase price	$2,035,500

    The consideration consisted of 1,350,000 common shares of Vicom with an assigned value of $797,312, a $750,000 subordinated 9% promissory note, a payable of $340,188 for purchase price adjustments, and acquisition related costs of $148,000. The value of common shares was based on the average stock market sales prices immediately prior to the acquisition.

    Both acquisitions were accounted for by the purchase method of accounting for business combinations. Accordingly, the operating results of Ekman and ENC were included in the consolidated financial statements since the date of acquisition. The Company's unaudited pro forma results assuming both acquisitions occurred on January 1, 1998 are as follows:

	Years Ended December 31,
	1999	1998
Revenues	$44,941,776	$44,312,204
Net loss	(2,295,869)	(1,665,769)
Loss per share—basic and diluted	(.48)	(.35)

    These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually occurred had the combinations been in effect on January 1, 1998, or of future results of operations.

3. Property and Equipment—

    Property and equipment are as follows:

	December 31,
			March 31, 2000
	1999	1998
			(Unaudited)
Cost:
Leasehold improvements	$94,197	$72,950	$94,197
Equipment—owned	2,237,141	1,199,781	2,409,966
Equipment under capital leases	364,860	337,947	364,860

	2,696,198	1,610,678	2,869,023

Less accumulated depreciation:
Leasehold improvements	49,943	36,306	53,463
Equipment—owned	1,076,345	708,907	1,217,225
Equipment under capital leases	245,830	218,109	261,562

	1,372,118	963,322	1,532,250

	$1,324,080	$647,356	$1,336,773

4. Other Assets—

    Other assets are as follows:

	December 31,
			March 31, 2000
	1999	1998
			(Unaudited)
Current:
Notes receivable—current maturities	$59,254	$34,823	67,957
Prepaid expenses and other	95,512	69,617	179,193

	$154,766	$104,440	$247,150

Noncurrent:
Notes receivable, less current maturities	$71,051	$94,865	49,899
Prepaid expenses and other	191,830	18,904	167,282

	$262,881	$113,769	$217,181

VICOM, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Other Liabilities—

    Other liabilities are as follows:

	December 31,
			March 31, 2000
	1999	1998
			(Unaudited)
Payroll related	$641,059	$115,333	$707,863
Billings in excess of cost and estimated earnings	9,231	74,997	5,468
Acquisition costs	—	148,000	$—
Other	327,223	73,594	384,641

	$977,513	$411,924	$1,097,504

6. Notes and Installment Obligations Payable—

    Notes and installment obligations payable are as follows:

	December 31,
			March 31, 2000
	1999	1998
			(Unaudited)
Line of credit notes	$1,307,400	$100,000	$265,266
Debenture payable	—	—	2,250,000
Notes payable to related parties, interest at 9.0% to 15.0%, due December 1999 through December 2000, unsecured. Notes totaling $187,100 are past due.	2,037,100	228,311	1,642,620
Notes payable to individuals, interest at 10.0% to 12.0%, due through December 1999, unsecured. These notes are past due.	887,545	98,033	753,980
Subordinated note payable to ENStar, interest at 9.0%, due December 2003 or in the event of certain equity offerings or transactions, unsecured.	750,000	750,000	559,144
Capital lease obligations, monthly installments including interest at 4.8% to 27.2% through 2003.	$191,209	$209,247	$186,699
Note payable to bank, retired in 1999.	—	454,034	—

	5,173,254	1,839,625	5,657,709
Less current maturities	4,246,433	1,013,135	4,924,953

	$926,821	$826,490	$732,756

    Future maturities at December 31, 1999, are as follows:

Year	Amount
2000	$4,246,433
2001	103,460
2002	67,507
2003	755,854

$5,173,254

    The Company borrowed at December 31, 1999, under the following lines of credit arrangements with two separate financial institutions:

  •
  $1,169,400 on a $2,000,000 line, expiring June 17, 2000, at the prime rate plus 1.75% (plus 3.00% if in default). At December 31, 1999, the Company was not in compliance with certain financial covenants (See Note 15).

  •
  $138,000 on a $2,000,000 line, expiring March 31, 2000, at the prime rate.

    The lines are collateralized by substantially all Company assets and certain stockholder/officer guarantees, and subject to certain financial covenants. The prime rate at December 31, 1999 and 1998, was 8.50% and 7.75%, respectively, and at March 31, 2000, was 9.00% (unaudited).

    Interest expense to related parties for the years ended December 31, 1999, 1998, and 1997 was approximately $142,000, $47,000, and $38,000, respectively and for the three months ended March 31, 2000 and 1999 was approximately $45,000 (unaudited) and $36,000 (unaudited), respectively.

    The maximum amounts borrowed under the lines were approximately $2,105,000, $590,000, and $498,000 for the years ended December 31, 1999, 1998, and 1997, respectively; average borrowings were $656,000, $573,000, and $458,000, respectively; and the weighted average borrowings interest rates were 11.97%, 10.92%, and 12.11%, respectively.

    In March 2000, the Company entered into a $2,250,000 debenture agreement with a new financial institution, interest at prime plus 4% (plus 6.0% if in default) and due on December 31, 2000. The debenture proceeds were used to pay off a previous line of credit due March 31, 2000 (unaudited).

7. Stockholders' Equity—

  Capital Stock Authorized

    The articles of incorporation authorize the Company to issue 50,000,000 shares of no par capital stock. Authorization to individual classes of stock are by Board of Directors resolution. The Board authorized 275,000 shares of Class A Preferred stock and 60,000 shares of Class B Preferred stock at December 31, 1999.

  Preferred Stock

    Dividends on Class A Preferred are cumulative and payable quarterly at 8% per annum. Dividends on Class B Preferred are cumulative and payable monthly at 10% per annum. The dividends are $10 per preferred share. The Class B Preferred was offered to certain note payable holders at a conversion of $10.00 per Class B Preferred share. The Class A Preferred and Class B Preferred are nonvoting. Issuance of a share of preferred stock gives the holder a five year warrant to purchase one share of common stock at $3.00 per share, subject to adjustment. The Company can redeem the preferred stock at $10.50 per share whenever the common stock price exceeds certain defined criteria. Upon the Company's call for redemption, the holders of the preferred stock called for redemption will have the option to convert each preferred share into five shares of common stock. Holders of preferred stock cannot require the Company to redeem their shares.

  Stock Compensation Plans

    On December 31, 1998, the Company adopted the 1999 Stock Compensation Plan, which permits the issuance of restricted stock and stock options to key employees and agents. All outstanding incentive stock options granted under the prior 1997 Stock Options Plan continue. The Plans reserved 1,500,000 shares of common stock for issuance through restricted stock and incentive stock option awards and provides that the term of each award be determined by the Board of Directors. Under the Plans, the exercise price of incentive stock options may not be less than the fair market value of the stock on the award date, and the options are exercisable for a period not to exceed ten years from award date.

  Restricted Stock

    The Company awards restricted common shares to selected employees. Recipients are not required to provide any consideration other than services. Company share awards are subject to certain restrictions on transfer, and all or part of the shares awarded may be subject to forfeiture upon the occurrence of certain events, including employment termination. The fair market value of shares awarded is generally amortized over three years, the vesting term of the awards. Restricted shares awarded, net of forfeitures, totaled 228,609 through December 31, 1999. At December 31, 1999 and 1998, unvested (issued but not outstanding) restricted shares were 199,939 and 106,759, respectively. Compensation expense recorded in 1999 in connection with the amortization of the award cost was $37,532.

  Stock Options

    Stock option activity is as follows:

	Options			Weighted-Average Exercise Price
	1999	1998	1997	1999	1998	1997
OUTSTANDING, January 1	690,500	244,500	—	$.66	$.88	$—
Granted	341,841	450,000	278,000	1.95	.55	.88
Forfeited	(33,750)	(4,000)	(33,500)	1.01	1.03	.94

OUTSTANDING, December 31	998,591	690,500	244,500	1.09	.66	.88

    The weighted average grant-date fair value of options granted during the years ended December 31, 1999, 1998, and 1997 was $.38, $.18, and $.24, respectively. All options were issued for exercise prices greater than or equal to grant date market values.

    Options outstanding and exercisable as of December 31, 1999, are as follows:

	Outstanding
				Exercisable
		Weighted-Average
					Weighted- Average Exercise Price
Range of Exercise Prices	Options	Exercise Price	Remaining Contractual Life-Years	Options
$.50 to $1.03	656,750	$.64	3.2	656,750	$.64
$1.50 to $2.08	341,841	1.95	2.7	17,000	2.00

$.50 to $2.08	998,591	1.09	3.0	673,750.68

    If the Company recognized stock option compensation expense based on grant date fair value consistent with the method prescribed by SFAS No. 123, net income (loss) would be approximately as follows:

	Years Ended December 31,
	1999	1998	1997
Net income (loss)	$(2,124,000)	$(1,485,000)	$12,000
Earnings (loss) per share—basic and diluted	(.56)	(.70)	.01

    The fair value of stock options is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	Years Ended December 31,
	1999	1998	1997
Risk-free interest rate	5.45%	5.39%	6.09%
Expected life	5 years	5 years	5 years
Expected volatility	20%	24%	18%
Expected dividend rate	0%	0%	0%

  Stock Warrants

    Stock warrant activity is as follows:

	Warrants			Weighted-Average Exercise Price
	1999	1998	1997	1999	1998	1997
OUTSTANDING, January 1	270,050	235,000	100,000	$1.50	$1.28	$2.00
Granted	566,050	35,050	135,000	2.42	3.00	.75

OUTSTANDING, December 31	836,100	270,050	235,000	2.12	1.50	1.28

    The weighted average grant-date fair value of warrants granted during the years ended December 31, 1999, 1998, and 1997 was $.28, $.02, and $.24, respectively. All warrants were issued for exercise prices greater than or equal to the award date market values.

    All warrants outstanding at December 31, 1999, are exercisable and have a weighted-average contractual life of approximately 4.5 years.

    The Company can call 501,100 of the warrants outstanding at December 31, 1999, whenever the Company's common stock priced exceeds certain criteria. In the event of a call, the Company may redeem the unexercised warrants for $.01 each.

    Stock warrants were awarded for:

	Years Ended December 31,
	1999	1998	1997
Debt issuance and guarantees	461,000	—	135,000
Ekman acquisition	100,000	—	—
Preferred stock	5,050	35,050	—

	566,050	35,050	135,000

    The 1999 and 1998 warrants were recorded at fair value. The 1997 warrants were nominal in amount and the effects were not recorded in the financial statements.

    The fair value of stock warrants is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	Years Ended December 31,
	1999	1998	1997
Risk free interest rate	5.88%	4.34%	6.61%
Expected life	5 years	5 years	5 years
Expected volatility	20%	24%	10%
Expected dividend rate	0%	0%	0%

8. Income Taxes—

    The income tax provision is as follows:

	Years Ended December 31,			Three Months Ended March 31,
	1999	1998	1997	2000	1999
				(Unaudited)
Current	$(8,000)	$—	$—	$—	$—
Deferred	249,200	50,000	28,000	—	—

	$241,200	$50,000	$28,000	$—	$—

    Components of net deferred income tax assets are as follows:

	December 31,
			March 31, 2000
	1999	1998
			(Unaudited)
Deferred income tax assets:
Net operating loss carryforwards	$4,329,600	$3,102,000	$4,804,400
Nondeductible allowances	326,800	567,200	326,800

	4,656,400	3,669,200	5,131,200
Less valuation allowance	4,524,900	3,352,500	4,999,700

	131,500	316,700	131,500
Deferred income tax liabilities—depreciation	131,500	67,500	131,500

Net deferred income tax assets	$—	$249,200	$—

    Income tax computed at the U.S. federal statutory rate reconciled to the effective tax rate is as follows:

	Years Ended December 31,
	1999	1998	1997
Statutory tax rate (benefit)	(34.0)%	(34.0)%	34.0%
Change in valuation allowance	64.3	36.2	(.7)
Net operating loss not recognized	(20.0)	(2.4)	—
Other	2.9	3.8	—

Effective tax rate	13.2%	3.6%	33.3%

    The valuation allowance increased by $1,172,400 and $505,700 in the years ended December 31, 1999 and 1998, respectively, and by $474,800 (unaudited) for the three months ended March 31, 2000, primarily from the Company's inability to utilize its net operating loss carryforwards. The valuation allowance decreased by $233,000 in the year ended December 31, 1997, primarily because of lapsed net operating loss carryforwards.

    The Company has the following net operating loss carryforwards at December 31, 1999, for federal income tax purposes:

Year of Expiration	Net Operating Loss
2000	$871,000
2001	307,000
2002	3,152,000
2004	1,050,000
2005	599,000
2007	501,000
2008	59,000
2009	22,000
2011	595,000
2012	25,000
2018	1,122,000
2019	2,521,000

$10,824,000

    Under Internal Revenue Code Section 382, utilization of losses expiring prior to 2019 are limited to approximately $375,000 each year.

    State income tax effects are not material and therefore not separately shown.

9. Employee Benefit Plans—

    The Company has 401(k) profit sharing plans covering substantially all full-time employees. Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code. The Company made no significant discretionary contributions in all the years presented.

10. Commitments—

  Operating Leases

    Facilities are leased under related party operating leases, expiring through 2006. In addition to basic monthly rents of approximately $37,000, the Company pays building maintenance costs and real estate taxes and assessments. In addition, the Company leases vehicles under operating leases from an entity owned by a relative of a stockholder/officer and various equipment under other leases.

VICOM, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Commitments— (Continued)

    Future minimum rent commitments at December 31, 1999, are as follows:

Year	Amount
2000	$440,000
2001	234,000
2002	191,000
2003	153,000
2004	153,000
Thereafter	255,000

$1,426,000

    Rent expense for the years ended December 31, 1999, 1998, and 1997 was approximately $261,000, $202,000, and $165,000, respectively, of which $190,000, $138,000 and $113,000, respectively, was with related parties. Rent expense for the three months ended March 31, 2000 and 1999, was approximately $118,000 (unaudited) and 80,500 (unaudited), respectively, of which approximately $62,600 (unaudited) and 42,700 (unaudited), respectively, was with related parties.

  Employment Agreements

    The Company has employment agreements with various officers expiring through 2002. Some of the agreements include renewal options and incentives.

    Approximate future minimum payments at December 31, 1999, are as follows:

Year	Amount
2000	$425,000
2001	345,000
2002	110,000

$880,000

11. Supplementary Disclosures of Cash Flow Information—

	Years Ended December 31,			Three Months Ended March 31,
	1999	1998	1997	2000	1999
				(Unaudited)
Cash paid for interest	$214,730	$180,434	$194,262	$136,169	$47,055
Noncash investing and financing transactions:
Acquisition of Ekman and ENC	3,987,500	2,035,500	—	—	—
Warrants issued with notes	112,640	—	—	—	—
Capitalized lease equipment purchases	11,845	—	23,121	—	—
Notes payable converted to stock and warrants issued	—	375,500	—	500,000	—

12. Significant Customers and Suppliers—

    One customer represented approximately 15% of revenues in the year ended December 31, 1998. Two customers represented approximately 29% (unaudited) of revenues for the three months ended March 31, 2000.

    The Company purchased materials from major suppliers approximately as follows:

	Supplier
	A	B	C	D
1999	34%	18%	7%	1%
1998	—	60	19	15
1997	—	42	5	7

    During the three months ended March 31, 2000, two vendors represented approximately 38% (unaudited) of cost of products and services.

13. Financial Statement Adjustments—

    During the year ended December 31, 1998, the Company recorded approximately $1,000,000 of noncash adjustments in connection with the writedown of the carrying amounts of certain assets as follows:

	Expense Included Within
	Cost of Products Sold	Operating Expenses	Total
Inventory obsolescence	$660,000	$—	$660,000
Accounts and notes receivable	—	240,000	240,000
Prepaid expenses and other	—	100,000	100,000

	$660,000	$340,000	$1,000,000

    The effect of these adjustments in 1998 was to increase the loss per common share by $.47.

14. Business Segments—

    Prior to November 1, 1999, the Company operated as one segment, which included integrated voice, video, and data networking technology products and services. With the acquisition of Ekman, the Company added the segment which sells computer technology products and services.

    Segment disclosures for the year ended December 31, 1999, are as follows:

	Voice, Video, and Data Networking	Computer	Total
Revenues	$15,567,482	$4,821,388	$20,388,870
Loss from operations	(1,642,919)	(40,054)	(1,682,973)
Depreciation and amortization	471,990	81,942	553,932
Identifiable assets	5,753,985	6,844,760	12,598,745
Capital expenditures	515,524	127,487	643,011

15. Subsequent Event—

    On April 3, 2000, the Company received approval from a new financial institution to replace the $2,000,000 line of credit, expiring June 17, 2000, with a $5,000,000 line, expiring March 31, 2003. Interest is at the prime rate plus 1.5%. Advances under the line are limited to eligible accounts receivable and equipment additions. The line is collateralized by substantially all Company assets, requires subordination of certain related party debt, and is subject to certain financial covenants. Final terms of the loan agreement may differ from the above.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Vicom, Inc.
New Hope, Minnesota

    We have audited the accompanying balance sheets of EKMAN, INC., d/b/a CORPORATE TECHNOLOGIES, as of June 30, 1999 and 1998, and the related statements of income and retained earnings and of cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EKMAN, INC. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

                      LURIE, BESIKOF, LAPIDUS & CO., LLP

Minneapolis, Minnesota
February 16, 2000

EKMAN, INC.
d/b/a CORPORATE TECHNOLOGIES

BALANCE SHEETS

June 30, 1999 and 1998

	1999	1998
	(Restated)	(Restated)
ASSETS
CURRENT ASSETS
Cash	$17,648	$110,471
Accounts receivable, net of allowance of $30,000 and $45,000	4,687,375	2,509,597
Inventories, net of allowance of $65,000 and $60,000	774,620	764,303
Deferred taxes	81,000	88,000
Other	39,686	8,042

TOTAL CURRENT ASSETS	5,600,329	3,480,413

PROPERTY AND EQUIPMENT	390,458	393,475

NONCURRENT ASSETS
Deferred taxes	12,000	2,000
Other	113,299	42,041

	125,299	44,041

	$6,116,086	$3,917,929

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
Checks issued in excess of deposits	$250,341	$—
Bank line of credit borrowings	1,800,000	—
Current maturities of long-term debt	27,660	64,902
Accounts payable	1,709,463	1,536,043
Accrued liabilities	399,147	531,878
Deferred revenues	67,454	86,274

TOTAL CURRENT LIABILITIES	4,254,065	2,219,097

LONG-TERM DEBT, net of current maturities	64,364	69,113

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDER'S EQUITY
Common stock, $1 par value, 50,000 shares authorized, 22,500 shares issued and outstanding	22,500	22,500
Retained earnings	1,775,157	1,607,219

	1,797,657	1,629,719

	$6,116,086	$3,917,929

See notes to financial statements.

EKMAN, INC.

d/b/a CORPORATE TECHNOLOGIES

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended June 30, 1999 and 1998

	1999	1998	1997
	(Restated)	(Restated)	(Restated)
REVENUES	$28,787,476	$23,649,767	$16,000,985
COST OF GOODS SOLD	23,717,177	18,433,549	12,167,822

GROSS MARGIN	5,070,299	5,216,218	3,833,163

OPERATING EXPENSES
Selling	3,861,124	3,667,171	2,842,769
General and administrative	568,101	527,878	415,490
Occupancy	321,864	299,198	294,318

	4,751,089	4,494,247	3,552,577

OPERATING INCOME	319,210	721,971	280,586

OTHER INCOME (EXPENSE)
Interest expense	(55,440)	(52,348)	(69,505)
Miscellaneous	10,168	38,870	17,920

	(45,272)	(13,478)	(51,585)

INCOME BEFORE INCOME TAXES	273,938	708,493	229,001
INCOME TAXES	106,000	281,500	81,500

NET INCOME	167,938	426,993	147,501
RETAINED EARNINGS
Beginning of year	1,607,219	1,180,226	1,032,725

End of year	$1,775,157	$1,607,219	$1,180,226

See notes to financial statements.

EKMAN, INC.

d/b/a CORPORATE TECHNOLOGIES

STATEMENTS OF CASH FLOWS

Years Ended June 30, 1999, 1998 and 1997

	1999	1998	1997
	(Restated)	(Restated)	(Restated)
OPERATING ACTIVITIES
Net income	$167,938	$426,993	$147,501
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	217,860	190,687	183,113
Deferred taxes	(3,000)	500	(15,500)
Changes in operating assets and liabilities:
Accounts receivable	(2,177,778)	158,312	(1,436,994)
Inventories	(10,317)	(148,922)	250,680
Other assets	(102,902)	5,574	(28,512)
Accounts payable	173,420	376,764	543,999
Accrued liabilities	(132,731)	164,370	76,847
Deferred revenues	(18,820)	(19,844)	(26,130)

Net cash provided (used) by operating activities	(1,886,330)	1,154,434	(304,996)

INVESTING ACTIVITY
Purchases property and equipment	(187,403)	(192,573)	(42,400)

FINANCING ACTIVITIES
Increase (decrease) in checks issued in excess of deposits	250,341	(25,948)	25,948
Bank line of credit borrowings (repayments)	1,800,000	(726,000)	243,000
Payments on long-term debt	(69,431)	(117,320)	(117,919)
Proceeds from long-term debt	—	16,400	—

Net cash provided (used) by financing activities	1,980,910	(852,868)	151,029

INCREASE (DECREASE) IN CASH	(92,823)	108,993	(196,367)
CASH
Beginning of year	110,471	1,478	197,845

End of year	$17,648	$110,471	$1,478

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$55,440	$52,348	$69,505
Income taxes	327,828	124,044	182,368
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS
Property and equipment purchased with long-term debt	$27,440	$78,277	$150,000
Retirement of prior bank line of credit borrowings	614,000	—	—

See notes to financial statements.

EKMAN, INC.

D/B/A CORPORATE TECHNOLOGIES

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies—

  Nature of Business

    The Company sells computer products and services from its Fargo, North Dakota facilities to customers located primarily in the Upper Midwest of the United States.

  Use of Estimates

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

  Financial Instruments

    The carrying values of cash, accounts receivable, line of credit borrowings, accounts payable, and other financial instruments approximate their fair values principally because of their short-term nature. The fair value of long-term debt does not differ significantly from its fair value.

  Inventories

    Inventories, consisting primarily of items for resale, are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. The Company provides an allowance for obsolescence. Obsolescence charges to operations were insignificant for all years presented.

  Property and Equipment

    Property and equipment is valued at cost less accumulated depreciation. Depreciation is computed using straight line and accelerated methods over estimated useful lives as follows:

Asset	Useful Life
Machinery and equipment	3 - 7 years
Furniture and fixtures	5 - 7 years
Vehicles	5 years

  Revenue Recognition

    Revenues from sales of products and services are recognized at delivery. Revenues from extended service contracts are reported as deferred revenues and amortized on the straight line method over the terms of the contracts.

  Warranty Costs

    Warranty costs on product sales are substantially reimbursed by the product suppliers.

  Credit Risk

    Significant concentrations of credit risk exist in cash, which is held by a limited number of financial institutions, and accounts receivable which, although due from numerous entities, are concentrated in one geographic region.

2. Line of Credit—

    The Company has a $2,000,000 bank line of credit, expiring November 30, 1999 (subsequently extended to March 31, 2000). A prior line of credit with another bank was retired. Borrowings against the new line are at the prime rate (7.75% at June 30, 1999), collateralized by substantially all Company assets, and subject to certain financial covenants. The loan is guaranteed by the President of the Company.

    For 1999, 1998, and 1997 the maximum amounts borrowed under the lines were $1,931,000, $1,245,000, and $1,094,000, respectively; average borrowings were $652,000, $418,000, and $540,000, respectively; and the weighted average borrowings interest rates were 6.96%, 7.92%, and 9.06%, respectively.

3. Balance Sheet Components—

    Certain balance sheet components are as follows:

	1999	1998
Property and equipment:
Machinery and equipment	$724,011	$727,349
Furniture and fixtures	303,896	281,879
Vehicles	149,187	129,578

	1,177,094	1,138,806
Less accumulated depreciation	786,636	745,331

	$390,458	$393,475

Accrued liabilities:
Salaries, wages, and commissions	$280,457	$231,514
Income taxes	—	185,336
Other	118,690	115,028

	$399,147	$531,878

4. Long-Term Debt—

    Long-term debt consists of the following:

	1999	1998
Capital lease obligations (Note 7)	$84,595	$78,493
Bank note at the prime rate plus 1%, payable in minimum quarterly principal payments of $497 plus interest to March 2006, unsecured	7,429	11,549
Bank notes, retired in 1999	—	43,973

	92,024	134,015
Less current maturities	27,660	64,902

	$64,364	$69,113

    Future maturities are as follows:

Year Ending June 30,	Amount
2000	$27,660
2001	46,050
2002	7,849
2003	10,465

$92,024

5. Section 401(k) Retirement Savings Plan—

    The Company has a Section 401(k) Retirement Savings Plan covering substantially all full-time employees. Eligible employees are able to make salary deferral contributions to the plan up to Internal Revenue Service Code limitations. The Company makes discretionary contributions, which were $16,737, $6,111, and $0 for 1999, 1998, and 1997, respectively.

6. Income Taxes—

    Deferred income taxes consist of the following:

	1999		1998
	Current	Noncurrent	Current	Noncurrent
Deferred tax assets:
Property and equipment	$—	$15,000	$—	$7,000
Asset allowances	38,000	—	42,000	—
Accrued vacation pay	24,000	—	17,000	—
Deferred service contract revenue	13,000	—	22,000	—
Other	6,000	—	7,000	—

	81,000	15,000	88,000	7,000
Deferred tax liabilities—other	—	(3,000)	—	(5,000)

Net deferred tax assets	$81,000	$12,000	$88,000	$2,000

    The income tax provision consists of the following:

	1999	1998	1997
Current	$109,000	$281,000	$97,000
Deferred	(3,000)	500	(15,500)

	$106,000	$281,500	$81,500

    State tax effects are insignificant and not separately disclosed.

    A reconciliation of income taxes computed at the U.S. Federal statutory rate to the effective tax rate is as follows:

	1999	1998	1997
Statutory rate	34.0%	34.0%	34.0%
State rate, net of federal benefit	5.3	5.3	5.3
Other	(.6)	.4	(3.7)

Effective rate	38.7%	39.7%	35.6%

7. Leases—

  Capital Leases

    Property and equipment includes certain vehicles under capital leases as follows:

	1999	1998
Cost	$105,718	$78,277
Less accumulated amortization	46,816	15,895

	$58,902	$62,382

    Amortization expense on the capital lease property is included in depreciation expense and was $30,921, $15,895, and $0 for 1999, 1998, and 1997, respectively.

    The capital leases have effective interest rates of 9.5% and require monthly payments.

    Future minimum lease payments are as follows:

Year Ending June 30,	Amount
2000	$32,610
2001	48,389
2002	7,022
2003	9,411

Total minimum lease payments	97,432
Less amount representing interest	12,837

Present value of net minimum lease payments	$84,595

  Operating Leases

    The Company leases facilities from its stockholder through January 2001 for minimum monthly rents of $18,550 plus property taxes and assessments and operating expenses. The Company also leases various equipment under other leases. Rent expense was $235,189, $223,857, and $208,745 for 1999, 1998, and 1997, respectively.

    Future approximate minimum lease payments are as follows:

Year Ending June 30,	Amount
2000	$240,000
2001	142,000

$382,000

8. Self-Funded Employee Health and Dental Plan—

    The Company has a self-funding/stop-loss agreement with a major insurance carrier for employee health and dental coverage. The Company self funds employee benefits to the stop-loss point, beyond which the insurance carrier provides coverage. The agreement provides two stop-loss points—an individual point of $20,000 and an aggregate point of 120% of expected annual claims. At October 1, 1999, the aggregate stop-loss point was approximately $175,000.

9. Related Party Transaction—

    The Company had sales of $159,087, $119,477, and $169,765 for 1999, 1998, and 1997, respectively, to other entities in which its stockholder is also an owner. The Company had accounts receivable of $75,896 and $54,618 from these companies at June 30, 1999 and 1998, respectively.

10. Significant Customers and Vendors—

  Customers

    Approximate percentage of revenues from major customers are as follows:

Customer	1999	1998	1997
A	23%	7%	3%
B	10	26	4
C	9	2	10

  Vendors

    Approximate percentage of purchases from major vendors are as follows:

Vendor	1999	1998	1997
A	42%	34%	1%
B	21	17	12
C	—	11	45

11. Restatement of Prior Financial Statements—

    The accompanying financial statements for 1999, 1998, and 1997, previously unaudited, were restated to adjust for previously unrecorded accounts receivable allowance, inventories allowance, capital leases, deferred income taxes and other items. The cumulative effects of these adjustments (net of income taxes) on beginning retained earnings are as follows:

	1999	1998	1997
As previously reported	$1,638,331	$1,240,145	$1,078,150
Adjustments:
Accounts receivable allowance, net of taxes of $18,000, $16,000, and $12,000	(27,000)	(24,000)	(18,000)
Inventories allowance, net of taxes of $24,000, $26,000, and $18,000	(36,000)	(39,000)	(27,000)
Capital leases, net of taxes of $6,445	(9,667)	—	—
Deferred taxes and other	41,555	3,081	(425)

	(31,112)	(59,919)	(45,425)

As restated	$1,607,219	$1,180,226	$1,032,725

    These adjustments increased (decreased) income before income taxes by $413, ($16,029), and ($29,660) and net income by $3,418, $28,807, and ($14,494) for 1999, 1998, and 1997, respectively.

    Certain reclassifications were also made to the 1999, 1998, and 1997 financial statements to make them comparable with the current presentation.

12. Subsequent Event—

    Effective November 1, 1999, Vicom, Incorporated acquired all outstanding shares of the Company and changed the Company's name to Corporate Technologies, USA, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
ENStar Inc.

    We have audited the accompanying statement of operating unit assets and liabilities of Enstar Networking Midwest (an operating unit of Enstar Networking Corporation, a wholly owned subsidiary of ENStar Inc.) as of December 31, 1998 and the related statements of operating unit operations, operating unit equity, and cash flows for the year then ended. These financial statements are the responsibility of the Operating unit's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the operating unit assets and liabilities of Enstar Networking Midwest as of December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

                      Grant Thornton LLP

Minneapolis, Minnesota
March 10, 2000

FINANCIAL STATEMENTS

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

STATEMENT OF OPERATING UNIT ASSETS AND LIABILITIES

December 31, 1998

ASSETS
CURRENT ASSETS
Accounts receivable, net of allowance for doubtful accounts of $42,000	$1,191,639
Inventories	114,932
Costs and estimated earnings in excess of billings on uncompleted contracts	239,130
Prepaid expenses	22,289

Total current assets	1,567,990
PROPERTY AND EQUIPMENT—AT COST
Office, shop and computer equipment	176,054
Vehicles	49,352

225,406
Less accumulated depreciation	122,375

103,031

$1,671,021

LIABILITIES AND OPERATING UNIT EQUITY
CURRENT LIABILITIES
Accounts payable	$588,938
Accrued liabilities:
Compensation	118,242
Other	23,118
Billings in excess of costs and estimated earnings on uncompleted contracts	74,997
Deferred revenue	179,289

Total current liabilities	984,584
COMMITMENTS AND CONTINGENCIES	—
OPERATING UNIT EQUITY	686,437

$1,671,021

The accompanying notes are an integral part of these financial statements.

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

STATEMENT OF OPERATING UNIT OPERATIONS

Year ended December 31, 1998

Revenues	$10,471,926
Operating and product costs	9,006,849

Gross profit	1,465,077
Selling, general and administrative expenses	1,737,189

Operating loss	(272,112)
Income taxes	—

NET LOSS	$(272,112)

The accompanying notes are an integral part of these financial statements.

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

STATEMENT OF OPERATING UNIT EQUITY

Year ended December 31, 1998

Operating unit equity
Balance at January 1, 1998	$433,286
Contributed capital	525,263
Net loss	(272,112)

Balance at December 31, 1998	$686,437

The accompanying notes are an integral part of these financial statements.

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

STATEMENT OF OPERATING UNIT CASH FLOWS

Year ended December 31, 1998

Cash flows from operating activities
Net loss	$(272,112)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	191,490
Changes in operating assets and liabilities:
Accounts receivable	198,864
Inventories	(94,094)
Costs and estimated earnings in excess of billings on uncompleted contracts	252,866
Accounts payable	(404,983)
Accrued liabilities	(60,175)
Billings in excess of costs and estimated earnings on uncompleted contracts	(238,951)
Deferred revenue and prepaid expenses	69,055

Net cash used in operating activities	(358,040)
Cash flows from investing activities
Capital expenditures	(170,297)

Net cash used in investing activities	(170,297)
Cash flows from financing activities
Contributed capital	525,263

Net cash provided by financing activities	525,263
NET DECREASE IN CASH	(3,074)
Cash at beginning of year	3,074

Cash at end of year	$—

The accompanying notes are an integral part of these financial statements.

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

NOTES TO FINANCIAL STATEMENTS

December 31, 1998

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Enstar Networking Midwest (the "Operating unit"), is an operating unit of Enstar Networking Corporation, a wholly-owned subsidiary of ENStar Inc. The Operating unit is a security integrator providing solutions to design, manage and secure corporate network infrastructures, with sales predominantly throughout the upper midwestern United States. On December 31, 1998, the Operating unit was sold to Vicom, Incorporated ("Vicom").

  Basis of Presentation

    The accompanying financial statements include the specifically identifiable net assets and liabilities and results of operations as if the Operating unit was a stand-alone entity at December 31, 1998 and for the period presented. The financial statements include an allocation of certain general and administrative costs (i.e., rent, insurance, etc.) incurred by ENStar Inc. in the management of the Operating unit. Management believes these allocations are reasonable and present the operations of the Operating unit as though it was operated on a stand-alone basis.

    A summary of the Operating unit's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

  Accounts Receivable

    The Operating unit grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. The Operating unit maintains allowances for potential credit losses which when realized have been within management's expectations.

  Inventories

    Inventories consist of finished goods and are stated at the lower of average cost (determined by the first-in, first-out method) or market.

  Property and Equipment

    Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives under the straight-line method. The useful lives are estimated at three to five years.

  Revenue and Cost Recognition

    Revenues from contracts are recognized on the percentage-of-completion method in the ratio that costs incurred bear to total estimated costs. Contract costs include all direct material, labor, subcontracted and equipment costs and those indirect costs related to contract performance. General and administrative expenses are charged to operations as incurred.

      Adjustments to estimates of contract revenues, costs or percentage of work completed on fixed-price contracts are sometimes required as work progresses and as more information is obtained. Provisions for estimated losses on uncompleted contracts are made in the year such losses are determined.

      The asset "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. Such revenues are expected to be billed and collected within one year. The liability "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

  Deferred Revenue

    Deferred revenue is generated by prepayments on maintenance contracts. Revenues from maintenance contracts are recognized ratably over the term of the contract.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Fair values of Financial Instruments

    Due to their short-term nature, the carrying value of current financial assets and liabilities approximates their fair values.

NOTE B—INCOME TAXES

    The Operating unit was included in the consolidated income tax returns of ENStar Inc. for the period presented. Deferred income taxes arise from temporary differences between financial and tax reporting for property and equipment and for net operating losses. No tax benefit has been recorded in the period presented due to the additional valuation allowance recorded against the net deferred tax asset generated in the period.

NOTE C—CONTRIBUTED CAPITAL

    During 1998, Enstar Inc. made advances to the Operating unit to fund the operating losses and capital additions incurred during the period. These advances were considered contributed capital in the preparation of the Operating unit financial statements.

NOTE D—EMPLOYEE BENEFIT PLAN

    Employee's of the Operating unit are eligible to participate in the Enstar Inc. defined contribution pension plan for full-time employees who have at least one year of continuous employment with the Operating unit. Under the terms of the plan, the Operating unit matches 50% of the first 6% of each participants eligible compensation. Contributions by the Operating unit to this plan were approximately $41,000 for the year ended December 31, 1998.

    You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

12,078,044 Shares

Vicom,
Incorporated

Common Stock

PROSPECTUS

            , 2000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution.

    The following table sets forth expenses and costs payable by the Registrant expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee.

Amount
Registration fee under Securities Act	$23,915
Selling Agent's commissions	5,275,013
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Printing expenses	5,000
Registrar and transfer agent fees	2,500
Miscellaneous expenses	2,500

Total	$5,328,928

Indemnification of Directors and Officers

    Section 302A.521 of the Minnesota Statutes empowers a Minnesota corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

    Article VII of the Registrant's Articles of Incorporation eliminates the liability of directors of the Registrant to the Registrant or its shareholders for monetary damages for breach of fiduciary duty except for any breach of a director's duty of loyalty to the Registrant or its shareholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, under Sections 302A.559 of the Minnesota Statutes (relating to illegal distributions) or Section 80A.23 of the Minnesota Statutes (relating to securities law violations), for any transaction from which the director derived an improper personal benefit; or for any act or omission occurring prior to May 22, 1987, which is the date that this provision in the Registrant's Articles became effective.

    The above discussion of Section 302A.521 and of the Registrant's Articles of Incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Articles of Incorporation. The Registrant has insurance in the amount of $3,000,000 per occurrence insuring its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Recent Sales of Unregistered Securities

    During the last three years, the Registrant has issued the following securities that were not registered under the Securities Act. The securities were offered and sold by us in reliance upon the exemptions provided under Section 4(2) of the Securities Act relating to sales not involving any public offering, and/or Rule 506 of Regulation D under the Securities Act. Unless otherwise stated, the sales were made without the use of a selling agent. The certificates representing the securities sold bear a restrictive legend that prohibits transfer without registration or an applicable exemption. All purchasers signed agreements stating that they were purchasing for investment purposes only and which contain restrictions on the transfer of the securities sold.

1.
In January 1997, we issued an option to our Chairman for a total of 37,500 shares of common stock at an exercise price of $1.03 per share.

2.
In January 1997, we issued an option to our President for a total of 37,500 shares of common stock at an exercise price of $1.03 per share.

3.
In May 1997, we issued a warrant to purchase 135,000 shares of common stock at $0.75 per share to an accredited investor.

4.
In July 1997, we issued an option to our Chairman to purchase 50,000 shares of common stock at an exercise price of $0.69 per share.

5.
In July 1997, we issued an option to our President to purchase 50,000 shares of common stock at an exercise price of $0.69 per share.

6.
In October 1998, we issued an option to our Chief Executive Officer to purchase 225,000 shares at a price of $0.60 per share.

7.
In December 1998 and January 1999, Vicom issued 2,550 shares of 8% Class A Cumulative Convertible Preferred Stock for $23,638 and 37,550 shares of 10% Class B Cumulative Convertible Preferred Stock for $359,903. Dividends on Class A Preferred are payable quarterly at 8% per annum. Dividends on Class B Preferred are payable monthly at 10% per annum. The Class B Preferred was offered to certain note holders at a conversion price of $10.00 per share of Class B Preferred. Each share of Class A Preferred and Class B Preferred is nonvoting and convertible into five shares of common stock. Each holder of a share of Class A Preferred and Class B Preferred has a five-year warrant to purchase one share of common stock at $3.00 per share, subject to adjustment.

8.
Between October 1999 and December 31, 1999, we issued 461,000 warrants to accredited investors at exercise prices ranging between $2.00 to $2.75 per share.

9.
In December 1999, David Ekman, Vicom Director, was granted a warrant to purchase 100,000 shares of Vicom common stock at a price of $2.00 per share, in connection with the acquisition of Ekman, Inc.

10.
In the years 1997 through 1999, various employee stock options were awarded as described in Note 7 to Vicom Consolidated Financial Statements for the year ended December 31, 1999.

11.
Vicom in March 2000 sold 677,500 units to accredited investors for $2.25 per unit, each unit consisting of one share of common stock and a warrant to purchase a share of common stock at an exercise price of $5.00 per share. Vicom raised gross proceeds of $1,524,375, less commissions and expenses paid to a selling agent of $198,168.75, for net proceeds of $1,326,206.

12.
In June 2000, Vicom issued 80,500 shares of 10% Class C Cumulative Convertible Preferred Stock in the amount of $805,000 to three investors, all of whom are accredited. Dividends on Class C Preferred are payable quarterly at 10% per annum. The Class C Preferred was offered to certain note holders at a conversion price of $10.00 per share of Class C Preferred. Each share of Class C Preferred is non-voting and convertible into two shares of common stock.

13.
In July 2000, Vicom offered for sale 225,000 units to accredited investors for $5.00 per unit, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $8.75 per share. As of July 15, 2000, Vicom had raised gross proceeds in this offering of $445,000, less commissions and expenses paid to a selling agent of $57,850, for net proceeds of $387,150. The selling agent, in connection with this offering, will be issued warrants to purchase a number of shares of Vicom common stock equaling 10% of the number of units ultimately sold in the offering.

Item 16. Exhibits and Financial Statement Schedules.

    The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description
2.1	Asset Purchase Agreement and related documents with Enstar Networking Corporation dated December 31, 1998(1)
2.2	Agreement and Plan of Merger with Ekman, Inc. dated December 29, 1999(1)
3.1	Amended and Restated Articles of Incorporation of Vicom, Inc.(1)
3.2	Restated Bylaws of Vicom, Incorporated(1)
3.3	Articles of Incorporation of Corporate Technologies, USA, Inc.(1)
3.4	Bylaws of Corporate Technologies, USA, Inc.(1)
4.1	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class A Cumulative Convertible Preferred Stock and 10% Class B Cumulative Convertible Preferred Stock dated December 9, 1998(1)
4.2	Form of Warrant Agreement(1)
4.3	Warrant Agreement with James Mandel dated December 29, 1999(1)
4.4	Warrant Agreement with Marvin Frieman dated December 29, 1999(1)
4.5	Warrant Agreement with Pierce McNally dated December 29, 1999(1)
4.6	Warrant Agreement with Enstar, Inc. dated December 29, 1999(1)
4.7	Warrant Agreement with David Ekman dated December 29, 1999(1)
4.8	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 10% Class C Cumulative Convertible Stock
5.1	Opinion of Winthrop & Weinstine, P.A.(2)
10.1	Vicom Lease with Marbell Realty dated June 20, 1996(1)
10.2	Employment Agreement with Marvin Frieman dated October 1, 1996(1)
10.3	Employment Agreement with Steven Bell dated October 1, 1996(1)
10.4	Employment Agreement with James Mandel dated August 14, 1998(1)
10.5	Vicom Associate Agreement with NEC America, Inc. dated June 1999(1)
10.6	Loan Agreement with Wells Fargo dated June 17, 1999(1)
10.7	Employment Agreement with David Ekman dated December 29, 1999(1)
10.8	Debenture Loan Agreement with Convergent Capital dated March 9, 2000(1)
10.9	Corporate Technologies, USA, Inc. lease with David Ekman dated January 19, 2000(1)
10.10	Amendment dated July 11, 2000 to debenture loan agreement with Convergent Capital dated March 9, 2000.
21.1	List of subsidiaries of the registrant(1)
23.1	Consent of Lurie, Besikof, Lapidus & Co., LLP
23.2	Consent of Winthrop & Weinstine, P.A.(2)
24.1	Power of Attorney (included on signature page of this registration statement)

(1)
Previously filed as the same exhibit to the Registrant's Form 10, as amended.

(2)
To be filed by amendment.

Item 17. Undertakings.

    The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1993, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For purposes of determining any liability under the Securities Act of 1993, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Hope, State of Minnesota, on August 9, 2000.

VICOM, INCORPORATED
By:	/s/ STEVEN M. BELL Steven M. Bell President and Chief Financial Officer

    The undersigned directors and officers of Vicom, Incorporated hereby constitute and appoint Steven M. Bell and James L. Mandel and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in their capacities as of August 9, 2000.

Signature	Title

/s/ STEVEN M. BELL Steven M. Bell	President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)
JAMES L. MANDEL James L. Mandel	Chief Executive Officer and Director (Principal Executive Officer)
/s/ MARVIN FRIEMAN Marvin Frieman	Chairman and Director
/s/ JONATHAN DODGE Jonathan Dodge	Director
/s/ DAVID EKMAN David Ekman	Director
/s/ PETER FLYNN Peter Flynn	Director
/s/ PAUL KNAPP Paul Knapp	Director

/s/ PIERCE MCNALLY Pierce McNally	Director
/s/ MARK MEKLER Mark Mekler	Director
/s/ MANUEL A. VILLAFANA Manuel A. Villafana	Director

Schedule II

VICOM, INCORPORATED AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 1999, 1998 and 1997

Column A	Column B	Column C	Column D		Column E
Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions		Balance at End of Year
ALLOWANCE DEDUCTED FROM ASSET TO WHICH IT APPLIES
Allowance for doubtful accounts— accounts receivable:
1999	$115,000	$165,000	$140,000	(A)	$140,000
1998	40,000	125,000	50,000	(A)	115,000
1997	115,000	20,493	95,493	(A)	40,000
Allowance for inventory obsolescence:
1999	910,000	—	580,000	(B)	330,000
1998	250,000	660,000	—		910,000
1997	260,000	—	10,000	(B)	250,000
Notes receivable:
1999	115,000	—	10,000	(C)	105,000
1998	—	115,000	—		115,000
1997	—	—	—		—
Allowance for doubtful utilization of prepaid advertising:
1999	392,000	—	—		392,000
1998	292,000	100,000	—		392,000
1997	292,000	—	—		292,000

(A)
Write-off uncollectible trade receivables

(B)
Write-off obsolete inventory

(C)
Collections

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Asset Purchase Agreement and related documents with Enstar Networking Corporation dated December 31, 1998(1)
2.2	Agreement and Plan of Merger with Ekman, Inc. dated December 29, 1999(1)
3.1	Amended and Restated Articles of Incorporation of Vicom, Inc.(1)
3.2	Restated Bylaws of Vicom, Incorporated(1)
3.3	Articles of Incorporation of Corporate Technologies, USA, Inc.(1)
3.4	Bylaws of Corporate Technologies, USA, Inc.(1)
4.1	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class A Cumulative Convertible Preferred Stock and 10% Class B Cumulative Convertible Preferred Stock dated December 9, 1998(1)
4.2	Form of Warrant Agreement(1)
4.3	Warrant Agreement with James Mandel dated December 29, 1999(1)
4.4	Warrant Agreement with Marvin Frieman dated December 29, 1999(1)
4.5	Warrant Agreement with Pierce McNally dated December 29, 1999(1)
4.6	Warrant Agreement with Enstar, Inc. dated December 29, 1999(1)
4.7	Warrant Agreement with David Ekman dated December 29, 1999(1)
4.8	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 10% Class C Cumulative Convertible Stock
5.1	Opinion of Winthrop & Weinstine, P.A.(2)
10.1	Vicom Lease with Marbell Realty dated June 20, 1996(1)
10.2	Employment Agreement with Marvin Frieman dated October 1, 1996(1)
10.3	Employment Agreement with Steven Bell dated October 1, 1996(1)
10.4	Employment Agreement with James Mandel dated August 14, 1998(1)
10.5	Vicom Associate Agreement with NEC America, Inc. dated June 1999(1)
10.6	Loan Agreement with Wells Fargo dated June 17, 1999(1)
10.7	Employment Agreement with David Ekman dated December 29, 1999(1)
10.8	Debenture Loan Agreement with Convergent Capital dated March 9, 2000(1)
10.9	Corporate Technologies, USA, Inc. lease with David Ekman dated January 19, 2000(1)
10.10	Amendment dated July 11, 2000 to debenture loan agreement with Convergent Capital dated March 9, 2000.
21.1	List of subsidiaries of the registrant(1)
23.1	Consent of Lurie, Besikof, Lapidus & Co., LLP
23.2	Consent of Winthrop & Weinstine, P.A.(2)
24.1	Power of Attorney (included on signature page of this registration statement)

(1)
Previously filed as the same exhibit to the Registrant's Form 10, as amended.

(2)
To be filed by amendment.

QuickLinks

PROSPECTUS SUMMARY
Our Company
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
CERTAIN TRANSACTIONS
PRINCIPAL AND SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Index to Financial Statements
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS